ViaSat



P.E. 3/31/06

2006 ANNUAL REPORT

VIA SAT INC

ARLS



FINANCIAL HIGHLIGHTS

(All amounts shown are in thousands, except per share data)	Years Ended		
	March 31, 2006	April 1, 2005	April 2, 2004
STATEMENT OF INCOME DATA:			
Revenues	$433,823	$345,939	$278,579
Cost of revenues	325,271	262,260	206,327
Gross profit	108,552	83,679	72,252
Operating expenses:			
Selling, general and administrative	37,039	48,631	38,800
Independent research and development	15,757	8,082	9,960
Acquired in-process research and development	[illegible]	[illegible]	[illegible]
Amortization of intangible assets	6,806	6,642	7,841
Income from operations	28,930	20,324	15,651
Interest income (expense)	(200)	304	(346)
Other income	—	—	—
Income before income taxes and minority interest	26,730	20,628	15,305
Provision for income taxes	3,105	1,246	2,015
Minority interest in net earnings of subsidiary, net of tax	110	115	122
Net income	$ 23,515	$ 19,267	$ 13,168
Basic net income per share	$ 0.87	$ 0.72	$ 0.50
Diluted net income per share	$ 0.81	$ 0.68	$ 0.48
Shares used in computing basic net income per share	27,133	26,749	26,257
Shares used in computing diluted net income per share	28,857	28,147	27,558
BALANCE SHEET DATA:			
Cash, cash equivalents and short-term investments	$ 38,887	$ 14,741	$ 18,670
Working capital	152,907	138,859	107,846
Total assets	385,089	301,825	272,682
Capital lease obligation, less current portion	—	—	—
Total stockholders' equity	263,298	226,283	202,475

YEAR IN REVIEW

Our 20th anniversary year was our best ever, resulting in records for orders, revenues, earnings and cash flows. We closed the year in a strong competitive posture, well positioned to capitalize on continued growth in our targeted government and commercial market segments going forward.

MAY 2005

- Satellite operator Telesat purchases DOCSIS®-for-satellite terminals for broadband Ka-band services in Canada.
- AltaSec® KG-250 Type 1 network encryptor wins 2005 AFCEA International Golden Link Award.
- ViaSat is listed for the first time among the Top 100 Federal Prime Contractors compiled by *Washington Technology*.

JUNE 2005

- $60 million delivery order for Multifunctional Information Distribution System (MIDS) LVT(1) airborne and LVT(2) ground-based terminals. Already a record award for ViaSat, the total will climb to $74 million with add-on orders throughout the year.

JULY 2005

- NASA signs Comsat Laboratories to design and deliver a Space Communications Testbed (SCT) that emulates the nodes and links comprising an end-to-end interplanetary communication network.

AUGUST 2005

- Lockheed Martin Aeronautics orders a $19.8 million Communication Navigation and Identification Function Stimulator (CFS) for avionics testing of the F-35 Joint Strike Fighter (JSF).
- Airtel Enterprise Services, part of India's leading telecom group, Bharti Tele-Ventures Ltd. (BTVL), orders a LinkStar® broadband network, including 5,000 remote VSATs, for shared-hub satellite communication services in India.
- ViaSat is #34 on the list of Top 50 Space Industry companies compiled by *Space News*.

SEPTEMBER 2005

- CCID Consulting Company, Ltd., China, states that ViaSat has risen to the top of the China market for two-way satellite data systems through the first six months of 2005, capturing a 43% market share.
- The Joint Systems Integration Command (JITC), along with U.S. Army V Corps, completes a successful first demonstration of Command and Control On-the-Move (C2OTM) mobile broadband enabled by the CDMA-like ViaSat ArcLight® spread spectrum waveform.

OCTOBER 2005

- ViaSat ranked on the 2005 Deloitte Technology Fast 500 with five-year revenue growth of 267%.

NOVEMBER 2005

- Acquired Efficient Channel Coding Inc. (ECC), a producer of broadband communication integrated circuits and satellite communication systems, in the new S2 version of the DVB-RCS satellite broadband standard.

DECEMBER 2005

- Telesat orders more than 3,700 SurfBeam® DOCSIS-for-satellite terminals for its customers, Comsat Colombia and Internet por Colombia, as part of the Compartel Social Telephony Program.
- Selected by *Red Herring* magazine as one of the inaugural *Red Herring* Small Cap 100, out of 2,500 technology companies from North America, Europe, and Asia-Pacific.

JANUARY 2006

- VSAT Networks and Antenna Systems divisions complete move to new 15.5-acre campus northeast of Atlanta.

FEBRUARY 2006

- Introduced the hub-based LinkStar$_{S2}$ and mesh-networking LinkWay$_{S2}$ VSAT systems incorporating the new DVB-S2 waveform.
- Pegaso Banda Ancha and PanAmSat (NYSE: PA) order a SurfBeam DOCSIS-for-satellite broadband satellite networking system for Mexico's Enciclomedia Internet interconnection program for over 13,000 elementary schools.
- Shipped the 100,000th DOCSIS-based two-way broadband satellite terminal in support of customers WildBlue Communications, Telesat of Canada, Intelsat Ltd., and SES AMERICOM.

MARCH 2006

- Selected as the network service provider for The Burger King Corporation in North America, providing broadband satellite networking services to BK® restaurants in an initiative called Connect Your W@y.

TO OUR SHAREHOLDERS

Once again, I'm very pleased to report that ViaSat achieved its best financial results ever in the past fiscal year—ended March 31, 2006. And, we also believe that we've been able to accomplish that while building the foundation for sustained growth in our fiscal year 2007 and beyond.

The financial highlights are worth at least a moment's reflection:

- Revenues grew 25% to a new record of $434 million.
- GAAP net earnings grew 22% to $23.5 million and GAAP EPS grew 19% to $0.81 per share—both new records for the company (includes the effects of a one-time charge to reduce the future earnings impact of FAS 123R).
- Non-GAAP, pro forma income grew 24% to $28.8 million and $1.00 per share—both records for the company.
- Record new orders for the year of $443 million. Year end backlog was a record at $375 million.
- Record operating cash flow of $52 million for the year.

While the numbers represent an objective measure of our progress, we also believe we have made important strides in our competitive position that need to be gauged more qualitatively. Here's a quick list of some of the more significant accomplishments over the past year.

- In June of 2005 both WildBlue and Telesat Canada went on the air with direct-to-home consumer broadband satellite services using our DOCSIS-based SurfBeam network over the Ka-band portion of Anik F2. That was the moment of truth for years of investment in Ka-band and consumer satellite broadband. The jury is in and it's been a big success. Subscriber adoption rates have been the highest ever for satellite broadband. Customer satisfaction has also been the highest ever for a satellite broadband service. We shipped well over 100,000 Ka-band terminals in the first year. Clearly, the success of WildBlue and Telesat has shown significant market demand, and the prospects for a bright future for affordable, high-quality broadband satellite services—both domestically and internationally. And, the rapid growth in unit shipments has resulted in our US Monolithics subsidiary claiming an early lead in global market share for Ka-band satellite transceiver products.
- Our program to develop a Joint Tactical Radio System (JTRS) version of the MIDS radio has moved ahead smartly. JTRS is a multi-billion dollar umbrella program to create multi-band, Internet Protocol (IP) networked radios for all tactical users. The MIDS JTRS program has, in just over a year, progressed farther in its development cycle than any other version of the JTRS radio. In the interim, the Department of Defense (DoD) has restructured its overall JTRS program in a manner that is very conducive to substantial expansion of both the scope and scale of MIDS JTRS.
- We brought to market another significant Inline Network Encryptor product, the gigabit Ethernet KG-255, and upgraded the KG-250 to the latest revision of the HAIPE IS standard. We won new contracts that exposed us to broader segments of the larger information assurance market.
- We won a major subcontract from Boeing Satellite Systems to build a Ground Based Beam Forming (GBBF) system for Mobile Satellite Ventures (MSV) new satellites. MSV is one of the leading companies in building hybrid two-way networks taking advantage of FCC authorization to use so-called *Ancillary Terrestrial Components (ATC)* to augment traditional mobile satellite services (MSS). ATC enables a satellite



Mark D. Dankberg, Chairman of the Board, CEO (left) and
Richard A. Baldridge, President, COO (right)

service provider to build out a terrestrial cellular-type network using the same frequency spectrum allocated to the satellite services—creating substantial potential value from bandwidth that had otherwise lain fallow. The concept has attracted in the range of $2 billion in new capital to the MSS industry, creating multiple new opportunities. Our GBBF contract represents the state-of-the-art in multi-beam satellite systems, and keeps us in the forefront of satellite ground technology. The MSS industry is a completely new market for ViaSat, with meaningful opportunities for further growth in ground systems and networking.

- During FY06, we acquired Efficient Channel Coding, Inc. (ECC). Although a relatively small company, ECC brings disproportionately large technical capabilities and business relationships to ViaSat. ECC has been a leader in custom Application Specific Integrated Circuit (ASIC) design for satellite broadband—providing digital chips for the Asia Pacific iPSTAR satellite system and the new Adaptive Coding and Modulation modes of the DVB-S2 satellite multimedia standard. ECC's technical capabilities and impressive array of commercial and government contracts have had an immediate positive impact on our business and corporate-wide growth opportunities.

In general, we're very pleased with our competitive position. Telecommunications networking is an enormously competitive market—with many unknowns. But, we believe that the investments we've made in solving very challenging technical problems in broadband, mobility, tactical networking, and information assurance over the past several years have helped us establish advantages that will endure for several years. We think these are market segments that will capture end-users' attention and funding—even in the case of slower overall economic growth or tighter defense budgets.

Of course, we understand that certainly does not guarantee continued growth at the levels we've achieved over the past several years. We know it will take sustained commitment and innovation to earn that. But, we do think our current position gives us the latitude to focus our efforts on growth—not just merely "playing defense" by consolidating and cutting costs. We think it will be an exciting time for the company and I hope you'll take a few more minutes to read through the rest of our annual report to learn more.

As always, I'd also like to take this opportunity to thank our employees for your tremendous dedication, our many customers for the opportunities you've provided, and our suppliers for your support.

Sincerely,

Mark D. Dankberg
Chairman of the Board, CEO



SOLVING CHALLENGING TECHNICAL PROBLEMS FOR OUR



CUSTOMERS TO BUILD ENDURING MARKET ADVANTAGES



NEW GROUND SYSTEMS FOR CUSTOMERS AROUND THE GLOBE



COMMERCIAL NETWORKS



ViaSat has established a leading position in developing, manufacturing, and deploying the ground systems for an array of satellite networks for customers around the globe.

We provide everything from **large, custom antennas** and complete earth stations, to the ground subsystems for state-of-the-art space-based phased arrays, to small consumer priced home broadband terminals and digital chips. Overall, you could encounter ViaSat commercial satellite system products behind a startling range of everyday activities. Most of the world's commercial space-based imagery (such as what you'd find on Google Earth, for example) comes down through our tracking antenna systems. Our **airborne satellite modems** link commercial airline passengers using the Connexion by Boeing℠ service on carriers such as Lufthansa, Japan Airlines, and others. Home broadband Internet subscribers using WildBlue Communications (in the U.S.), Telesat (in Canada), Orbit (in the Middle East), or Smart Digital (in Malaysia) are served through ViaSat **SurfBeam networks**. We link thousands of brokers to the two largest stock exchanges in China, and tens of thousands of public educational and public access network sites at schools and community centers in Mexico, Thailand, Malaysia, Columbia, and many other countries. If you buy a lottery ticket in Nebraska, connect to a WiFi hot spot at a truck stop on a U.S. interstate highway, get a prescription filled at Canada's largest drugstore chain, visit a Burger King restaurant, or shop at one of Australia's oldest grocery store chains, you're likely touched by ViaSat products or services. And we're working on new applications that may help us tap into vast new markets in **mobile satellite applications** ranging from personal devices to general aviation to public transportation.

CONSUMER NETWORKS



Our SurfBeam system is one of our fastest growing businesses, and the technology behind the world's most satisfied satellite Internet customers. The SurfBeam system was designed for the first **direct-to-home satellite broadband service** using Ka-band spectrum at 20/30 GHz. Customer surveys of the SurfBeam Ka-band network show satisfaction levels much higher than any other satellite network—showing that well designed space systems can deliver terrestrial quality, but at economics that are highly attractive for many regions. Our US Monolithics subsidiary invented the power chips needed for two-way high-speed service, and built the world's first volume production Ka-band transceiver. U.S. and Canadian subscribers have been connected over Telesat's Anik F2 satellite since June of 2005. WildBlue Communications service in the U.S. has been the fastest growing satellite broadband network ever. So fast, in fact, WildBlue will launch a satellite dedicated solely to the SurfBeam broadband network by the end of this year (2006). Both of the major U.S. satellite TV services, as well as AT&T, have signed distribution agreements with WildBlue—reaching many millions of homes with no other access to broadband Internet. SurfBeam networks are on the air in Mexico, Latin America, Malaysia, and the Middle East—with more in planning for some exciting international markets.



ENTERPRISE NETWORKS



Businesses have used **Very Small Aperture Terminals (VSATs)** for private satellite networks linking dispersed operations for over 20 years. Since 2000, by our estimates, ViaSat has grown from virtually nowhere in market share to the number two global producer of VSAT terminal and system hardware. Historically, VSATs have been used largely for low bandwidth applications like point of sale data networks, lottery terminals, or telephone connections. Now, private satellite networks using higher speed Internet Protocol (IP) applications are being installed by early adopters. Businesses can earn competitive advantages running applications on these IP networks—including: digital signage and promotions, third-party video and audio advertising, integrated multimedia, WiFi hotspot access, enterprise and customer relationship management, and many others. The success of Ka-band in consumer broadband illustrates the dramatic impact that abundant, low cost bandwidth can have on user satisfaction. We anticipate the same effect will become evident on enterprise networks and that our leading position in Ka-band and broadband satellite systems will help us become *the* global leader in VSAT networks. Meanwhile, our ECC subsidiary provides key digital components for broadband services over Ku-band satellites, including digital chips for iPSTAR Ku-band spot beam satellite terminals and state-of-the-art chips for the new Adaptive Coding and Modulation mode of the Digital Video Broadcast (DVB)-S2 standard.

MOBILE NETWORKS



Mobile services are being transformed, driven by rapid shifts in demand for personal, business, and entertainment connectivity. New applications compel improvements in convenience, speed, and pricing. Users demand access to information and entertainment, anywhere, anytime, and on multiple devices. This demand opens new opportunities for satellite. Historically, satellite delivered voice and low-speed data to special purpose devices. ViaSat has been a leader in creating new technology for **mobile broadband.** We build the equipment that lets Connexion by Boeing deliver high-quality, high-speed WiFi



access to laptop PCs on international flights with pricing at a quantum discount to the past. Our ArcLight® technology does the same on dozens of business jets. We're testing new applications for rail service in Europe. We've demonstrated ground vehicle services (think your car with WiFi even in the most remote locations). Recently, the FCC authorized an Ancillary Terrestrial Component (ATC) to augment services in the mobile satellite services (MSS) bands—enabling creation of a new class of hybrid space/ground mobile two-way networks. ViaSat won a major subcontract to Boeing Satellite Systems for the Mobile Satellite Ventures (MSV) satellites for Ground Based Beam Forming (GBBF). GBBF offers unprecedented flexibility in focusing satellite resources on subscribers—to deliver vastly improved convenience (e.g., handsets sized just like terrestrial), speed, volume of service, and pricing.

ANTENNA SYSTEMS



Antenna Systems provides a range of sophisticated ground terminals—**hubs and gateways**—for satellite communications, tracking antenna systems, space-based imagery and remote sensing, telemetry, and mobile connections. Often these complex, customized, earth stations are the first major ground segment purchases for innovative new satellite systems and applications. For instance, our Antenna Systems unit developed the gateway earth stations for the Iridium mobile telephone network, the Orbcomm tracking and communication system, and the short-lived Astrolink Ka-band broadband



system. Antenna Systems leverages its key technologies across both commercial and government markets. For instance, we also provide the Ka-band teleport antennas for the forthcoming U.S. Department of Defense Wideband Gapfiller system. We apply tracking antenna skills to military links for Unmanned Aerial Vehicles (UAV) under a key subcontract to Cubic Corporation. Other military-commercial crossovers involve trailer-mounted satellite terminals, tracking antenna systems for mobile satellite "communications-on-the-move" and other transportable antenna systems. Looking to the future, we see opportunities for growth in Antenna Systems for new gateway earth stations for mobile satellite services, new generations of Ka-band broadband, and new, higher resolution earth imagery and remote sensing systems.


COMMERCIAL REVENUES
$230
$177
$154
$134
$104
2003
2004
2005
2006

COMMERCIAL NETWORKS


ENTERPRISE NETWORKS
MOBILE NETWORKS
CONSUMER NETWORKS
NETWORK GATEWAYS AND HUBS

Our commercial satellite network business has grown substantially in the past 5 years—along with our role in the modern, always connected world. ViaSat plays a growing role in enabling broadband services to people at home, at work, and on the go. We provide those products to our service-provider customers in the U.S., and around the world. **Linkstar enterprise VSAT networks** are used for applications as varied as connecting electronic lottery ticket distribution, information applications for retailers and quick serve restaurants, stock exchanges, WiFi hot spots, or government sponsored education and community internet access centers. You'll find **SurfBeam consumer networks** in homes and small businesses around the world, and SurfBeam infrastructure at major ISP head-ends. **ArcLight mobile broadband systems** bring real-time high-speed broadband to business jets in the U.S. and Europe, and our Connexion by Boeing broadband airborne modems and ground systems bring high-speed Internet access to almost 200 international commercial flights every day.







ILSATCOM
GOVERNMENT REVENUES
dollars in millions
$211
$175
128
$84
$61
2002
2003
2004
2005
2006
ACTICAL DATA LINKS
NFORMATION
SSURANCE

GOVERNMENT NETWORKS



MOBILE NETWORKING

ViaSat's defense "reach" has also grown substantially as sales have increased. We provide **satellite terminals** that connect military users in the air, in fixed or transportable ground sites, on vehicles, in personal radios, on ships at sea, on submarines, and even to weapons for remote monitor or control (e.g., cruise missiles). We build satellite terminals for end-users, and the **gateway earth stations** that manage satellite resources and link the end-users to terrestrial networks. **MIDS tactical data links** establish robust, jam resistant line-of-sight wireless networks with real-time sensor, situational awareness, and command data for high-performance aircraft and critical ground nodes, like missile defense sites. **Information assurance** products (such as the KG-250) are used to scramble classified information so that it can be sent over virtually any Internet Protocol (IP) media, including our (or any other) satellite links, our (or any other) wireless terrestrial networks, or any terrestrial IP link, such as DSL or fiber optics.



COMMUNICATIONS FOR THE NETWORK CENTRIC ENVIRONMENT





The adoption of network centric warfare by the U.S. military—and its allies—is a unifying force in how we view our defense business.

The **Global Information Grid** (GIG) can be seen as a world-wide, seamless network that allows crucial, time critical information to be collected, analyzed, packaged, and distributed to anyone, anywhere—quickly, reliably, and securely. Ultimately, it means replacing hundreds of thousands (or more!) of separate, old-style stove-pipe circuits. Internet Protocol (IP) is the common "lingua franca" and the **High Assurance IP Encryptor Interoperability Specification (HAIPE IS)** is a kind of Rosetta Stone that allows the different IP devices, networks, products, and services to unscramble encrypted information from each other in the real-time ad hoc environment that characterizes modern conflicts. We have targeted specific defense communications markets that we believe will flourish in the network centric environment—and where we can compete effectively and earn sustainable advantages. We have focused on a few key areas: MIDS tactical data link radios (including an upgrade to the **Joint Tactical Radio System [JTRS]** standard), mobile and portable satellite links (especially broadband ones), and the HAIPE IS-compatible encryption devices that are essential for connecting to the GIG.

TACTICAL DATA LINKS



MIDS (Multifunctional Information Distribution System) is a multinational standard, anchored by the U.S., to exchange situational awareness, command and control, and voice communications using real-time, jam resistant, secure wireless links. Thousands of MIDS radios, representing a total market in the neighborhood of $2 billion, are planned for the U.S. and its allies around the world on fighter planes, command and control platforms, and some ships and ground stations. While MIDS enables a real-time network, it is not yet Internet Protocol (IP) compatible, and won't directly plug into the GIG.

The **MIDS-J**, a JTRS-compliant upgrade to the current MIDS Low Volume Terminal (LVT) represents the way to bring tactical data links into that network centric environment. But, MIDS-J represents much more than that to ViaSat. JTRS radios are intended to operate in a much broader range of military frequencies and are aimed at many more platforms than those served by MIDS. While there are several different versions of JTRS radios under development, MIDS-J is scheduled to be among the very first. That creates the opportunity for ViaSat to have a competitive advantage in radio markets that are much larger than even that addressed by today's MIDS. That's saying a lot, as MIDS is currently our largest defense business.



INFORMATION ASSURANCE



Information Assurance (IA) protects data from being exploited by adversaries. That is a tricky problem in a network centric world because Internet Protocol (IP) networks need to know things about the transmitted data to route it through the network. IA products are responsible for achieving that delicate balance between making networks work vs. the need to protect the information itself, as well as how the information is treated by the network. The engineering challenges are formidable, and are compounded by the complexities of working in a highly rigorous defense environment. It means blending two completely distinct (and somewhat culturally inconsistent) disciplines: encryption capabilities suitable for classified information combined with open standards networking capabilities. It's similar to an extremely rigorous version of IPSEC—the commercial world mechanism for establishing virtual private networks over public Internet infrastructure. Not surprisingly, embedding IA may be *the* toughest problem in creating JTRS products that truly are network centric. ViaSat has become a leader in the very small community of network centric IA suppliers. We sell stand-alone IA products (e.g., KG-250) that can tie a secure local network into the GIG. And, we develop the IA modules that are at the heart of the MIDS-J, and other new network centric products.

MILSATCOM



MOBILE NETWORKING



Military satellite communications formed the early foundation of ViaSat—and is still important today. But, the breadth of our defense satellite communications products has grown substantially. We still have a leading position in DoD **UHF mobile satellite networks,** providing network gateways and infrastructure and a leading share of user terminals. We also provide UHF satellite network infrastructure and user terminals to allies, including Australia and Italy. In fiscal year 2007, we'll begin shipping the **Enhanced Bandwidth Efficient Modem (EBEM),** the new DoD standard for broadband satellite. We are on the Lockheed team for TSAT—the next-generation IP broadband, survivable satellite networking system that is scheduled for launch about a decade from now.

ViaSat is also a leading provider of **broadband, IP satellite networks.** Our LinkWay VSAT is the technology behind the successful JNN network of transportable communication nodes. Our ECC subsidiary has won contracts to apply state-of-the-art commercial DVB-RCS VSAT standards technology, with S2 Adaptive Coding and Modulation (ACM), to the DoD Global Broadcast System. S2/ACM can substantially improve speed and efficiency of broadcast imagery and data delivery. Our US Monolithics subsidiary has contracts to develop and deliver military EHF and Ka-band RF subsystems—still another promising growth area.



One of our most exciting growth opportunities is to provide mobile broadband satellite networks, or **Comms On-the-Move (COTM)**. COTM is seen as an essential component of modern network centric warfare. COTM allows sensors, commanders, and weapons systems to interact seamlessly to establish a real-time view of the battlefield and allocate firepower as effectively as possible. Satellite is the only way for highly dispersed elements to achieve those broadband, real-time links. The real challenge is to provide cost-effective terminals that mount on air, land and sea vehicles and can remain connected while those platforms are in motion. And, there has to be enough satellite bandwidth, at a reasonable price, to allow the network to scale to a broad range of participants across the operational theaters. We are involved in several different COTM efforts. The in-flight broadband *Connexion by Boeing* service is in use by a number of military aircraft using ViaSat airborne modems and ground gateway terminals. Our ArcLight mobile broadband technology, combined with antenna systems optimized for a range of air, land, and sea vehicles, has been tested and demonstrated in a variety of applications. We also are working with Inmarsat to develop a rugged, secure version of a Broadband Global Area Network (BGAN) terminal for portable and mobile defense use.



AN ORGANIZATION FOCUSED ON TALENT, COOPERATION, AND BALANCE



Technical innovation from our employees is one of the main drivers of our success at ViaSat.

We use it to provide unique products and systems for our customers. Several strategic aspects of our culture encourage and maximize this employee innovation. Creative engineering and project collaboration is encouraged by the management team so that contributions by every employee, from the most seasoned systems engineer to the recent graduate, are not only welcomed, but actively pursued. Providing an environment where engineers can test and validate new approaches and implementations, in a controlled, research and development program, creates a structured framework that still encourages breakthrough innovation.

We believe that our engineering expertise, coupled with our research and development, is one of the key attributes that sets us apart from our competitors, so we actively encourage our employees to continually increase their expertise. Our education and development staff works closely with our engineering department to select and structure relevant, applicable internal programs. During the preceding year, we conducted over 350 internal educational events with a total employee participation of over 3,900. In addition to our internal education programs, 44 of our employees are taking advantage of our tuition reimbursement program to further their formal education through enrollment at local universities.

Our long-term alliances with leading universities continue to feed our innovation as well, by enabling us to access and participate in new technological research. This academic relationship also has helped grow our summer intern program, in which we immerse our interns in real world technical challenges, and improve the effectiveness of our college recruiting program, giving us a proactive, on-campus presence to help attract the best and brightest future innovators.



INVESTING IN TECHNOLOGY AND PEOPLE FOR THE FUTURE

Innovative technology has long been a key source of sustainable, renewable competitive advantage for ViaSat. Often, it requires several years of nurturing and development before new technologies, or products that embody them, have a significant impact on our financial results. But, the facts show that we have been quite successful at identifying, developing, and deploying new technologies over and over again in the past 20 years. We've established a broad portfolio of key technologies in several market areas: satellite communications, information assurance, tactical data links, and complex communications simulators. Those key technologies take the form of patents, systems design concepts, digital chips, Monolithic Microwave Integrated Circuits (MMICs), hardware modules, and software. We work hard to keep an open mind in identifying and developing technology. So we develop it ourselves; work with customers to develop technologies that they fund, or help fund; and also gain key technologies through acquisitions. In some cases, it's a combination of all three approaches together.

We are working on a number of new technologies that we expect will make important contributions to our financial results over the next decade. They span a broad range of disciplines and applications including: fixed and mobile satellite networking systems, hybrid space and ground networks, encryption technologies, secure networking and routing, beam forming systems and components, advanced microwave semiconductor materials and packaging, tracking antennas, multi-gigabit modems, optical communications, rugged and miniaturized packaging techniques, jam resistant broadband data links, and many others. Many of these advanced technologies involve customer funding and participation, which helps us hone and refine our application concepts to more effectively address realizable market opportunities.

Our pursuit of new technologies is diffused throughout the company. Rather than creating specific research and technology groups, we encourage people within all of our business areas to identify and pursue technologies that create competitive advantages. We foster communication among the business areas to exchange ideas and promote new applications and channels to market. That's key to enabling new technologies to cross the divide between government and commercial markets. Our approach involves a broad cross section of our people in innovation, from college interns to our most senior engineers. It constantly puts our new technologies in front of customers, giving us feedback on their perceptions of value.

Technology is the lifeblood of our company. And we go to great lengths to involve as many people as we can inside ViaSat to help us choose the technology paths that will preserve and enhance our record of success.

FINANCIAL PERFORMANCE

SELECTED FINANCIAL DATA

The following table provides selected financial information for us for each of the fiscal years in the five-year period ended March 31, 2006. The data as of and for each of the fiscal years in the five-year period ended March 31, 2006 have been derived from our audited financial statements and include, in the opinion of our management, all adjustments necessary to state fairly the data for those periods. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes which are included elsewhere in this annual report. All amounts shown are in thousands, except per share data.

Years Ended	March 31, 2006	April 1, 2005	April 2, 2004	March 31, 2003	March 31, 2002
STATEMENT OF INCOME DATA:					
Revenues	$433,823	$345,939	$278,579	$185,022	$195,628
Cost of revenues	325,271	262,260	206,327	142,908	139,354
Gross profit	108,552	83,679	72,252	42,114	56,274
Operating expenses:					
Selling, general and administrative	57,059	48,631	38,800	37,858	38,153
Independent research and development	15,757	8,082	9,960	16,048	9,415
Acquired in-process research and development	—	—	—	—	2,550
Amortization of intangible assets	6,806	6,642	7,841	8,448	6,959
Income (loss) from operations	28,930	20,324	15,651	(20,240)	(803)
Interest income (expense)	(200)	304	(346)	(740)	188
Other income (loss)	—	—	—	—	(90)
Income (loss) before income taxes and minority interest	28,730	20,628	15,305	(20,980)	(705)
Provision (benefit) for income taxes	5,105	1,246	2,015	(11,395)	(2,918)
Minority interest in net earnings of subsidiary, net of tax	110	115	122	47	56
Net income (loss)	$ 23,515	$ 19,267	$ 13,168	$ (9,632)	$ 2,157
Basic net income (loss) per share	$ 0.87	$ 0.72	$ 0.50	$ (0.37)	$ 0.09
Diluted net income (loss) per share	$ 0.81	$ 0.68	$ 0.48	$ (0.37)	$ 0.09
Shares used in computing basic net income (loss) per share	27,133	26,749	26,257	26,016	23,072
Shares used in computing diluted net income (loss) per share	28,857	28,147	27,558	26,016	23,954
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	$ 36,887	$ 14,741	$ 18,670	$ 4,269	$ 6,620
Working capital	152,907	138,859	107,846	74,276	83,458
Total assets	365,069	301,825	272,682	237,155	238,667
Capital lease obligation, less current portion	—	—	—	141	174
Total stockholders' equity	263,298	226,283	202,475	183,887	191,939

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We are a leading provider of advanced digital satellite communications and other wireless and secure networking and signal processing equipment and services to the government and commercial markets. Based on our history and extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions, which enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. Our goal is to leverage our advanced technology and capabilities to capture a considerable share of the global satellite communications equipment and services segment of the broadband communications market for both government and commercial customers.

Our internal growth to date has historically been driven largely by our success in meeting the need for advanced communications products for our government and commercial customers. By developing cost-effective communications products incorporating our advanced technologies, we have continued to grow the markets for our products and services.

Our company is organized principally in two segments: government and commercial. Our government business encompasses specialized products principally serving defense customers and includes:

- Tactical data links, including MIDS,
- Information security and assurance products and services, which enable military and government users to communicate secure information over secure and non-secure networks, and
- Government satellite communication systems and products, including UHF DAMA satellite communications products consisting of modems, terminals and network control systems, and innovative broadband solutions to government customers to increase available bandwidth using existing satellite capacity.

Serving government customers with cost-effective products and solutions continues to be a critical and core element of our overall business strategy.

We have been increasing our focus in recent years on offering satellite based communications products and systems solutions to address commercial market needs. In pursuing this strategy, we have acquired four strategic satellite communication equipment providers: (1) the satellite networks business of Scientific-Atlanta (SA) in fiscal year 2001; (2) Comsat Laboratories products business from Lockheed Martin in fiscal year 2002; (3) US Monolithics, LLC in fiscal year 2002; and (4) Efficient Channel Coding, Inc. in fiscal year 2006. Our commercial business accounted for approximately 53% of our revenues in fiscal year 2006, 51% of our revenues in fiscal year 2005 and 55% of our revenues in fiscal year 2004. To date, our principal commercial offerings include Very Small Aperture Terminals (VSATs), broadband internet equipment over satellite, network control systems, network integration services, network operation services, gateway infrastructure, antenna systems and other satellite ground stations. In addition, based on our advanced satellite technology and systems integration experience, we have won several important projects in the five key broadband markets: enterprise, consumer, in-flight, maritime and ground mobile applications.

The commercial segment comprises two business product groups: satellite networks and antenna systems. Our commercial business offers an end-to-end capability to provide customers with a broad range of satellite communication and other wireless communications equipment solutions including:

- Consumer broadband products and solutions to customers based on DOCSIS or DVB-RCS-based technology,
- Mobile broadband products and systems for in-flight, maritime and ground mobile broadband applications,
- Enterprise VSAT networks products and services,
- Satellite networking systems design and technology development,
- MMIC design and development, with an emphasis in systems engineering of packaged components, which specializes in high-frequency communication technology design and development,
- Digital integrated circuits, modem products, and development engineering, and
- Antenna systems for commercial and defense applications and customers.

With expertise in commercial satellite network engineering, gateway construction, and remote terminal manufacturing for all types of interactive communications services, we have the ability to take overall responsibility for designing, building, initially operating, and then handing over a fully operational, customized satellite network serving a variety of markets and applications.

To date, our ability to grow and maintain our revenues has depended on our ability to identify and target high technology satellite communication and other communication markets where the customer places a high priority on the solution, and obtaining additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining these awards.

Our products are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, approximately 88% for fiscal year 2006 and 2005, and 89% for fiscal year 2004, of our revenues were derived from fixed-price contracts, which require us to provide products and services under a contract at a stipulated price. The remainder of our annual revenue was derived from cost-reimbursement contracts, under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit, and from time-and-materials contracts which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services.

Historically, a significant portion of our revenues are from contracts for the research and development of products. The research and development efforts are conducted in direct response to the specific requirements of a customer's engineering and production order and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development were approximately $109.5 million or 25% of our total revenues during fiscal year 2006, $105.7 million or 31% of our total revenues during fiscal year 2005, and $81.0 million or 29% of our total revenues during fiscal year 2004.

We also incur independent research and development expenses, which are not directly funded by a third party. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. Independent research and development expenses were approximately 4% of revenues during fiscal year 2006, 2% of revenues during fiscal year 2005 and 4% of revenues during fiscal year 2004. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

EXECUTIVE SUMMARY

We develop and manufacture satellite ground systems and other related government and commercial digital communications equipment. Our products are generally highly complex and have a concept-to-market timeline of several months to several years. The development of products where customers expect state-of-the-art results requires an exceptionally talented and dedicated engineering workforce. Since inception, we have been able to attract, develop and retain engineers who support our business and customer objectives, while experiencing low turnover (relative to our competitors or peers). The consistency and depth of our engineering workforce has enabled us to develop leading edge products and solutions for our customers.

Our awards have grown from $191.9 million in fiscal year 2002 to $259.2 million in fiscal year 2003, to $346.6 million in fiscal year 2004, to $426.2 million in fiscal year 2005 and to $443.7 million in fiscal year 2006. The awards growth each of the past six years and the conversion of certain of the awards has contributed to our revenue growth.

There are a number of large new business opportunities we are pursuing in fiscal year 2007. In the government segment, the opportunities include the MIDS LVT Lot VII production order, international MIDS LVT orders, new MIDS joint tactical radio system contracts, additional funding for current information assurance projects, new information assurance contracts using our HAIPIS technology, and orders for our KG-250 and KG-255 products. In our commercial segment, the opportunities include new production orders for consumer and mobile broadband systems, new consumer broadband development systems, further penetration in the North American market with enterprise VSAT customers and antenna systems. The timing of these orders is not entirely predictable, so our revenue may vary somewhat from quarter-to-quarter or even year-to-year.

For the current year, our income from operations, excluding the income statement line "Amortization of intangible assets" and compensation expense from accelerated vesting of certain employee stock options is approximately nine percent of revenues. To the extent we are not generating sufficient gross profit from revenues, we strive to adjust other operating expenses to increase this percentage. Due to: (1) the need to increase our new contracts awards; (2) the need to expand our product portfolio; (3) the high level of customer funded research and development; and (4) our operating performance, we have slowly improved this percentage over the last few fiscal years. We expect improvement in our profit percentage over the next two years.

Generating positive cash flows from operating activities was a financial priority for us in fiscal years 2006 and 2005 and will continue to be a focus in fiscal year 2007. Key areas which we monitor to achieve the cash flow objective include: generating income from operations, reducing our unbilled accounts receivable by monitoring program performance to ensure performance milestones are achieved, reducing the cycle time for amounts billed to customers and their related collection, and reducing inventory on hand.

We expect that our capital needs for fiscal year 2007 will be ten-to-twenty percent less than fiscal year 2006. In fiscal year 2006, we initiated and completed facility expansion and modernization projects in Carlsbad, California, Duluth, Georgia, and Germantown, Maryland, as well as expanded our production test equipment and lab development equipment to meet customer program requirements and growth forecasts. In fiscal year 2007, we have additional facility projects planned in Carlsbad, California, and Phoenix, Arizona, as well as production test equipment and information technology projects to support our growth needs. Our facility needs have normally been met with long-term lease agreements, but we do anticipate additional tenant improvements over the next two fiscal years associated with our expansion. Additionally, as our employee base increases, the need for additional computers and other equipment will also increase.

Included in fiscal year 2006 operating cash flow is $4.8 million we received as a result of a settlement with Xetron Corporation. Operating income for fiscal year 2006 includes a benefit to cost of revenues of $2.7 million related to this settlement.

Included in fiscal year 2004 operating cash flow is $9.0 million received from Scientific-Atlanta and $406,000 in proceeds from the bankruptcy liquidation proceedings of ORBCOMM. Operating income for fiscal year 2004 includes a benefit to cost of revenues of $3.2 million and a benefit to selling, general and administrative expenses of $3.1 million as a result of Scientific-Atlanta proceeds and a benefit to selling, general and administrative expenses of $406,000 from the bankruptcy liquidation proceedings of ORBCOMM (see Liquidity section of our MD&A for more detail).

On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of Efficient Channel Coding, Inc. (ECC), a privately-held designer and supplier of broadband communication integrated circuits and satellite communication systems. The initial purchase price of approximately $16.6 million was comprised primarily of $15.8 million in cash consideration, $227,000 in direct acquisition costs and $525,000 related to the fair value of options exchanged at the closing date. The $16.1 million of cash consideration less cash acquired of approximately $70,000 resulted in a net cash outlay of approximately $16.0 million. An additional $9.0 million in consideration is payable in cash and/or stock at the Company's option on or prior to the eighteen (18) month anniversary of the closing date based on ECC meeting certain financial performance targets. On May 23, 2006, the Company agreed to pay the maximum earn-out amount to the former ECC stockholders in the amount of $9.0 million. The $9.0 million will be paid in cash or stock, at the Company's option, in May 2007. Additional purchase price consideration of $9.0 million will be recorded as additional Satellite Networks goodwill in first quarter of fiscal year 2007.

At December 1, 2005, the Company recorded $9.8 million in identifiable intangible assets and $8.6 million in goodwill based on the fair values and the preliminary allocation of purchase price of the acquired assets and assumed liabilities. The consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's Satellite Networks product line in the commercial segment.

The acquisition of ECC is complementary to ViaSat because we will benefit from their complimentary technologies, namely DVB-S2 and ASIC design capabilities, customers and highly skilled workforce. The potential opportunities these benefits provide to our Satellite Networks product group in our commercial segment were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The intangible assets and goodwill recognized will be deductible for federal income tax purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

REVENUE RECOGNITION. A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of products over time and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1). Sales and earnings under these contracts are recorded based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. In the fiscal years ended March 31, 2006 and April 1, 2005, we recorded losses of approximately $5.1 million and $5.7 million, respectively, related to loss contracts. There were no significant charges for loss contracts in the fiscal year ended April 2, 2004.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised.

The Company believes it has established appropriate systems and processes to enable it to reasonably estimate future cost on its programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, the Company has not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we disclose the related impact in Management's Discussion and Analysis. However, a significant change in future cost estimates on one or more programs could have a material effect on the Company's results of operations. For example, a one percent variance in our future cost estimates on open fixed-price contracts as of March 31, 2006 would change our pre-tax income by approximately $1.4 million.

The Company also has contracts and purchase orders where revenue is recorded on delivery of products in accordance with SAB 104, "Staff Accounting Bulletin No. 104: Revenue Recognition." In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with EITF, 00-21, "Accounting for Multiple Element Revenue Arrangements," and recognized when the applicable revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS. We charge costs of developing software for sale to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, we amortize the software development costs based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. The determination of net realizable value involves judgment and estimates of future revenues to be derived from a product, as well as estimates of future costs of manufacturing that product. We use our experience in the marketplace in making judgments in estimating net realizable value, but our estimates may differ from the actual outcome. We periodically assess the assumptions underlying our estimates and, if necessary, we would adjust the carrying amount of capitalized software development costs downward to our new estimate of net realizable value.

We did not capitalize any costs related to software developed for resale in the fiscal years ended March 31, 2006, April 1, 2005 or April 2, 2004. Amortization expense of software development costs was $3.4 million for fiscal year 2006 and fiscal year 2005 and $2.8 million for fiscal year 2004. These software development costs are included in other assets on the balance sheet and we record the related amortization expense as a charge to cost of revenues on the statement of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We make estimates of the collectibility of our accounts receivable based on historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debts have been minimal; a contributing factor to this is that a significant portion of our sales has been to the U.S. government. More recently, commercial customers comprise a larger part of our revenues. Our accounts receivable balance was $144.7 million, net of allowance for doubtful accounts of $265,000, as of March 31, 2006 and our accounts receivable balance was $141.3 million, net of allowance for doubtful accounts of $163,000, as of April 1, 2005.

WARRANTY ACCRUAL. We provide limited warranties on a majority of our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products based upon an estimate of expected warranty costs. We classify the amounts we expect to incur within twelve months as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

IMPAIRMENT OF GOODWILL. We account for our goodwill under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. The only reporting units which have goodwill assigned to them are the businesses which were acquired and have been included in our commercial segment. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. In applying the first step, which is identification of any impairment of goodwill, no impairment of goodwill has resulted.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY AND EQUIPMENT AND OTHER INTANGIBLE ASSETS). In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived," we assess potential impairments to our long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. We have not identified any such impairments.

VALUATION ALLOWANCE ON DEFERRED TAX ASSETS. Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with SFAS No. 109, "Accounting for Income Taxes," net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company maintained a valuation allowance of $303,000 and $769,000 against deferred tax assets at March 31, 2006 and April 1, 2005, respectively, relating to research and development credit carryforwards available to reduce state income taxes.

DERIVATIVES. We enter into foreign currency forward and option contracts to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in interest income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as gains (losses) on derivative instruments until the underlying transaction affects our earnings. The fair value of our foreign currency forward contracts was a liability of $183,000 at March 31, 2006 and we had $4.1 million of notional value of foreign currency forward contracts outstanding at March 31, 2006. The fair value of our foreign currency forward contracts was a liability of $54,000 at April 1, 2005 and we had $2.7 million of notional value of foreign currency forward contracts outstanding at April 1, 2005. We had no foreign currency forward or option contracts outstanding at April 2, 2004.

STOCK-BASED COMPENSATION. We measure compensation expense for our stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income as if the fair value-based method had been applied in measuring compensation expense.

At March 31, 2006, we had stock-based compensation plans described in Note 5 to the Consolidated Financial Statements. We account for options issued to employees and non-employee directors under those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations." Generally, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant. Also, no stock-based compensation cost is reflected in net income in connection with our Employee Stock Purchase Plan as the purchase price of the stock is not less than 85% of the lower of the fair market value of our common stock at the beginning of each offering period or at the end of each purchase period.

In fiscal year 2006, the Company recorded total stock compensation expense of $1.6 million of which $95,000 related to stock options issued at acquisition of ECC and $1.5 million was recorded upon the acceleration of vesting of certain employee stock options. Stock compensation expense presented in the consolidated statement of operations was recorded as follows: $796,000 to cost of revenue, $686,000 to selling, general and administrative expense and $74,000 to independent research and development. In fiscal year 2005 and 2004, the Company recorded $0 and $35,000 in compensation expense, respectively.

On December 1, 2005, as a part of the acquisition of all of the outstanding capital stock of ECC, the Company issued 23,424 unvested incentive stock options under the Efficient Channel Coding, Inc. 2000 Long Term Incentive Plan assumed under the terms of the acquisition agreement. In accordance with SFAS No. 141, the Company recorded $291,000 in deferred stock-based compensation which is being amortized to compensation expense over the remaining service period. The Company amortized $95,000 to compensation expense related to this deferred stock-based compensation through March 31, 2006.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148), we disclose our net income or loss and net income or loss per share on a pro forma basis as if we had applied the fair value-based method in measuring compensation expense for our share-based incentive programs.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which the Company is required to adopt effective with our first quarter of fiscal 2007. Effective April 1, 2006, we adopted the fair value recognition provision of SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation expense that we recognize beginning on that date will include: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, April 1, 2006, based on the grant date fair value estimated in accordance with original provision of SFAS 123, and (b) compensation expense for all share-based payments granted on or after April 1, 2006, based on grant date fair value estimated in accordance with the provision of SFAS 123(R). Results for prior periods will not be restated.

We estimate the fair value of options granted using the Black-Scholes option valuation model and the assumptions shown in Note 1 to the consolidated financial statements. We estimate the expected term of options granted on the history of grants and exercises in our option database. We estimate the volatility of our common stock at the date of grant based on historical volatility, consistent with SFAS 123 and SEC Staff Accounting Bulletin No. 107. We base the risk-free interest rate that we use in the Black-Scholes option valuation model on a quarterly average of implied yields in effect at the time of option grant on U.S. Treasury zero-coupon issues with equivalent remaining terms. We have never paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model. We amortize the fair value ratably over the vesting period of the awards, which is typically three or five years. We may elect to use different assumptions under Black-Scholes option valuation model in the future or select a different option valuation model altogether, which could materially affect our net income or loss and net income or loss per share in the future.

OPTION ACCELERATION. On March 30, 2006, the Board of Directors of the Company accelerated the vesting of certain unvested employee stock options previously awarded to the Company's employees under the Company's Second Amended and Restated 1996 Equity Participation Plan. Stock options held by the Company's non-employee directors were not accelerated. Options to purchase approximately 1.5 million shares of common stock (representing approximately 26% of the Company's total current outstanding options) were subject to this acceleration. All of the accelerated options were "in-the-money" and had exercise prices ranging from $4.70 to $26.94. All other terms and conditions applicable to such options, including the exercise prices, remain unchanged. Because the exercise price of all options subject to acceleration was lower than the fair market value of our underlying common stock on the date of acceleration, we recorded $1.5 million in compensation expense.

The accelerated stock options are subject to lock-up restrictions preventing the sale of any shares acquired through the exercise of an accelerated stock option prior to the date on which the exercise would have been permitted under the stock option's original vesting terms.

The decision to accelerate vesting of these options was made primarily to eliminate the recognition of the related compensation expense in the Company's future consolidated financial statements with respect to these unvested stock options upon adopting SFAS 123(R). The Company recognized a pre-tax charge for estimated compensation expense of approximately $1.5 million in fiscal fourth quarter ended March 31, 2006 after considering expected employee turnover rates to reflect, absent the acceleration, the "in-the-money" value of accelerated stock options the Company estimates would have been forfeited (unvested) pursuant to their original terms. The Company will adjust this estimated compensation expense in future periods to record the impact of actual employee turnover on the compensation expense recognized at the time of acceleration.

At March 31, 2006, there was $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all equity compensation plans. We expect to recognize that cost over a weighted average period of four years.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Years Ended	March 31, 2006	April 1, 2005	April 2, 2004
Revenues	100.0%	100.0%	100.0%
Cost of revenues	75.0	75.8	74.1
Gross profit	25.0	24.2	25.9
Operating expenses:			
Selling, general and administrative	13.1	14.1	13.9
Independent research and development	3.6	2.3	3.6
Amortization of intangible assets	1.6	1.9	2.8
Income from operations	6.7	5.9	5.6
Income before income taxes	6.6	6.0	5.4
Provision for income taxes	1.2	0.4	0.7
Net income	5.4	5.6	4.7

FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

REVENUES.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Revenues	$433.8	$345.9	$87.9	25.4%

The increase in revenues was due to the higher customer awards received in the past two fiscal years consisting of $443.7 million in fiscal year 2006 and $426.2 million in fiscal year 2005 and the conversion of certain of those awards into revenues. Increased revenues were experienced in both our government and commercial segments. Growth was primarily derived from our tactical data link products, principally MIDS production sales and MIDS JTRS development program of approximately $28.8 million, government satellite communication systems products increasing approximately $6.1 million, consumer broadband sales of approximately $34.0 million and certain mobile broadband product sales of approximately $7.5 million as well as the acquisition of ECC in our fiscal third quarter contributing approximately $4.4 million to annual sales.

GROSS PROFIT.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Gross profit	$108.6	$83.7	$24.9	29.7%
Percentage of revenues	25.0%	24.2%		

The increase in gross profit was primarily due to the margin dollars generated from higher revenues and improved program performance in the government segment over fiscal year 2005, in particular improved profitability of MIDS programs and lower product sustaining costs. The increase in gross profit also includes a benefit related to a legal settlement with Xetron Corporation in the first quarter of fiscal year 2006, which resulted in a net benefit to cost of revenues of $2.7 million. These increases were partially offset by gross profit reductions from higher than planned development costs in a radio frequency micro-positioning technology of $2.5 million and lower VSAT product margins. In addition, gross profit was reduced by compensation expense charge of approximately $701,000 related to the accelerated vesting of certain employee stock options.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Selling, general and administrative	$ 57.1	$48.6	$ 8.4	17.3%
Percentage of revenues	13.1%	14.1%		

The increase in selling, general and administrative (SG&A) expenses year over year is primarily attributable to an increase in selling costs from higher new contract awards and increased revenues, a compensation expense charge of approximately $686,000 related to the accelerated vesting of certain employee stock options and higher facility costs of approximately $1.4 million related to relocation of our Atlanta and Maryland facilities, offset by various other net decreases. The reduction in percentage is due to the lower support costs required to operate the company as it grows.

SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government and commercial sales opportunities.

INDEPENDENT RESEARCH AND DEVELOPMENT.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Independent research and development	$ 15.8	$ 8.1	$ 7.7	95.0%
Percentage of revenues	3.6%	2.3%		

The increase in independent research and development (IR&D) expenses reflects year over year increases in the government segment of $3.9 million and the commercial segment of $3.8 million. The higher IR&D expenses are principally for the development of new information assurance, military satellite communication and next generation VSAT equipment, and reflects our recognition of certain opportunities in these markets and the need to invest in the development of new technologies to meet these opportunities.

AMORTIZATION OF INTANGIBLE ASSETS. The intangible assets from acquisitions completed in fiscal year 2001, 2002 and fiscal year 2006 are being amortized over useful lives ranging from one to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

The expected amortization expense of long-lived intangible assets for the next five fiscal years is as follows:

Amortization	(In thousands)
Expected for fiscal year 2007	$ 7,254
Expected for fiscal year 2008	5,584
Expected for fiscal year 2009	4,836
Expected for fiscal year 2010	1,612
Expected for fiscal year 2011	1,364
Thereafter	3,333
	$23,983

INTEREST EXPENSE. Interest expense increased to $448,000 for fiscal year 2006 from $141,000 for fiscal year 2005. The increase resulted from higher commitment fees as a result of increased line of credit availability and additional interest expense related to amendment of certain prior year tax returns compared to prior year. At March 31, 2006 and April 1, 2005, there were no outstanding borrowings under our line of credit.

INTEREST INCOME. Interest income decreased to $248,000 for fiscal year 2006 from $445,000 for fiscal year 2005. This decrease resulted from revisions of international income tax returns in fiscal year 2005.

PROVISION (BENEFIT) FOR INCOME TAXES. Our effective tax rate was 17.8% in fiscal year 2006 compared to 6.0% in fiscal year 2005. Our effective tax rate of 17.8% for fiscal year 2006 reflects the expiration of the federal research and development tax credit at December 31, 2005. Our effective rate differs from the statutory federal rate primarily due to research and development credits and state income taxes.

OUR SEGMENT RESULTS FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

GOVERNMENT SEGMENT

REVENUES.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Revenues	$210.6	$175.4	$35.2	20.1%

The increase in government segment revenues related primarily to a higher beginning backlog and the receipt of $199.6 million in awards during fiscal year 2006. The increased sales were principally from higher year over year tactical data link products sales, principally MIDS production sales and MIDS JTRS development program sales of approximately $28.8 million and government satellite communication systems products sales increasing approximately $6.1 million.

SEGMENT OPERATING PROFIT.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Segment operating profit	$ 41.9	$ 28.1	$13.8	49.4%
Percentage of segment revenues	19.9%	16.0%		

The increase in government segment operating profit dollars was primarily related to the increased revenue year over year and improved program performance in the government segment over fiscal year 2005, in particular improved profitability of MIDS programs and lower product sustaining costs, partially offset by higher SG&A expenses of $5.9 million and IR&D expenses of $3.9 million.

COMMERCIAL SEGMENT

REVENUES.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase	Percentage Increase
Satellite Networks				
Revenues	$182.3	$138.0	$44.3	32.1%
Antenna Systems				
Revenues	$ 47.2	$ 39.4	$ 7.8	19.7%
Total Commercial Segment				
Revenues	$229.5	$177.4	$52.1	29.4%

The increase in commercial segment revenues reflects higher sales of satellite networking systems, principally consumer broadband sales of approximately $34.0 million and mobile broadband sales of approximately $7.5 million as well as the acquisition of ECC in our fiscal third quarter contributing approximately $4.4 million to annual sales. The higher sales of satellite networking equipment revenue reflects higher customer awards stemming from greater market acceptance of our products, the conversion of those awards to revenue, more favorable market conditions in the commercial telecommunications market for our products and further development of our in-flight and consumer satellite broadband internet systems. The increase in antenna systems revenues primarily related to the conversion of prior year backlog to sales.

SEGMENT OPERATING PROFIT.

Years Ended (In millions, except percentages)	March 31, 2006	April 1, 2005	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Satellite Networks				
Satellite Networks operating profit	$(6.8)	$(1.7)	$(5.1)	(289.6)%
Percentage of Satellite Networks revenues	(3.7)%	(1.2)%		
Antenna Systems				
Antenna Systems operating profit	$ 3.9	$ 3.6	$ 0.2	6.8%
Percentage of Antenna Systems revenues	8.2%	9.1%		
Total Commercial Segment				
Segment operating profit	$(2.9)	$ 1.9	$(4.8)	(254.6)%
Percentage of segment revenues	(1.3)%	1.1%		

The decrease in commercial segment operating profit dollars and percentage reflects an increase in antenna systems operating profit from improved program performance, offset by higher operating costs in satellite networks, principally higher than planned investments in a radio frequency micro-positioning technology of $2.5 million, higher IR&D investments of $3.8 million and lower VSAT product margins, offset by improved consumer broadband performance.

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

REVENUES.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase	Percentage Increase
Revenues	$345.9	$278.6	$67.3	24.2%

The increase in revenues was due to the higher customer awards received in the past two fiscal years consisting of $426.2 million in fiscal year 2005 and $346.6 million in fiscal year 2004 and the conversion of certain of those awards into revenues.

GROSS PROFIT.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase	Percentage Increase
Gross profit	$ 83.7	$ 72.3	$11.4	15.8%
Percentage of revenues	24.2%	25.9%		

The increase in gross profit was primarily due to the margin dollars generated from higher revenues and improved program performance in the government segment over fiscal year 2004. These increases were partially offset by gross profit reductions from higher than planned development and start-up costs of our DOCSIS-based consumer satellite broadband system. Our fiscal year 2004 gross profit includes a $3.2 million benefit from the Scientific-Atlanta Settlement. See "Liquidity and Capital Resources" for a more detailed explanation of the Scientific-Atlanta Settlement.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase	Percentage Increase
Selling, general and administrative	$ 48.6	$ 38.8	$ 9.8	25.3%
Percentage of revenues	14.1%	13.9%		

The increase in SG&A expenses year over year is primarily attributable to the increase in selling costs related to higher new contract awards and increased revenues, costs related to Sarbanes-Oxley implementation of $1.1 million, and higher year over year legal costs of approximately $0.8 million.

Included in SG&A expenses for fiscal year 2004, is a benefit of $3.1 million from the SA Settlement and a benefit of $406,000 related to bad debt recoveries from the bankruptcy liquidation of ORBCOMM. Absence these benefits, SG&A expenses in fiscal year 2004 would have been $42.3 million (15.2% of revenues). Therefore, SG&A expenses, as a percentage of revenues, declined 1.1% in fiscal year 2005 over 2004. The reduction in percentage is due to the lower support costs required to operate the company as it grows.

INDEPENDENT RESEARCH AND DEVELOPMENT.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar (Decrease)	Percentage (Decrease)
Independent research and development	$ 8.1	$ 10.0	$ (1.9)	(19.0)%
Percentage of revenues	2.3%	3.6%		

IR&D expenses have declined in each of the past two years compared to the prior year. The decrease in IR&D expenses reflects the reduced efforts for company funded development projects due to the increase of orders over the past 30 months, where customer funded development was part of the contract, and the completion of the KG-250 development in fiscal year 2005 versus a full year in fiscal year 2004.

AMORTIZATION OF INTANGIBLE ASSETS. The intangible assets from acquisitions in fiscal year 2001 and in fiscal year 2002 are being amortized over useful lives ranging from two to ten years. The amortization of intangible assets will decrease each year as the intangible assets with shorter lives become fully amortized.

INTEREST EXPENSE. Interest expense decreased to $141,000 for fiscal year 2005 from $357,000 for fiscal year 2004. The decrease resulted from lower outstanding borrowings coupled with lower loan fees in fiscal year 2005. At April 1, 2005 and April 2, 2004, there were no outstanding borrowings under our line of credit.

INTEREST INCOME. Interest income increased to $445,000 for fiscal year 2005 from $11,000 for fiscal year 2004. This increase resulted from interest accrued on income taxes due from amending previous years tax returns.

PROVISION FOR INCOME TAXES. Our effective income tax rate was 6.0% in fiscal year 2005 compared to 13.2% in fiscal year 2004. In fiscal year 2005 we increased our export sales tax benefit by $1.4 million over fiscal year 2004 and increased research tax credits in fiscal year 2005 by $1.4 million over fiscal year 2004.

OUR SEGMENT RESULTS FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

GOVERNMENT SEGMENT

REVENUES.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase	Percentage Increase
Revenues	$175.4	$128.4	$47.0	36.6%

The increase in government segment revenues related primarily to the $227.1 million in awards received during fiscal year 2005. The increased sales were principally from higher year over year tactical data link sales of $33.7 million and sales of KG-250 products of $12.6 million, which was a new product introduced in fiscal year 2005.

SEGMENT OPERATING PROFIT.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase	Percentage Increase
Segment operating profit	$ 28.1	$ 15.2	$12.9	84.9%
Percentage of segment revenues	16.0%	11.8%		

The increase in government segment operating profit dollars was primarily related to the increased revenue year over year from tactical data link sales of $15.6 million offset by contract development overrun charges on information assurance and MILSATCOM programs of $5.7 million. Segment operating profit percentage also increased due to improved margins of tactical data links products.

COMMERCIAL SEGMENT

REVENUES.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Satellite Networks				
Revenues	$138.0	$111.5	$26.5	23.8%
Antenna Systems				
Revenues	$ 39.4	$ 42.6	$ (3.2)	(7.5)%
Total Commercial Segment				
Revenues	$177.4	$154.2	$23.2	15.0%

The increase in commercial segment revenues reflects higher sales of satellite networking systems, principally consumer broadband and enterprise VSAT equipment, offset by partially lower sales of antenna systems. The higher sales of satellite networking equipment revenue reflects higher customer awards stemming from greater market acceptance of our products and the conversion of those awards to revenue. The reduction in antenna systems revenues are related to lower year over year new contract awards.

SEGMENT OPERATING PROFIT.

Years Ended (In millions, except percentages)	April 1, 2005	April 2, 2004	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Satellite Networks				
Satellite Networks operating profit	$ (1.7)	$ 7.3	$ (9.0)	(123.3)%
Percentage of Satellite Networks revenues	(1.2)%	6.5%		
Antenna Systems				
Antenna Systems operating profit	$ 3.6	$ 2.1	$ 1.5	71.4%
Percentage of Antenna Systems revenues	9.1%	4.9%		
Total Commercial Segment				
Segment operating profit	$ 1.9	$ 9.4	$ (7.5)	(79.8)%
Percentage of segment revenues	1.1%	6.1%		

The decrease in commercial segment operating profit dollars and percentage reflects an increase in antenna systems operating profit from improved program performance offset by higher operating costs in satellite networks, principally higher development and start-up costs related to our DOCSIS-based consumer satellite broadband system. Fiscal year 2004 satellite networks operating profit includes a $6.3 million benefit related to the Scientific-Atlanta settlement and $406,000 in proceeds from the bankruptcy liquidation of ORBCOMM. Absent these benefits, satellite networks operating profit would have been $0.6 million.

BACKLOG

As reflected in the table below, funded and firm (funded plus unfunded) backlog increased during fiscal year 2006 with the increases in firm backlog coming from our commercial segment. New contract awards in the current year increased backlog to a new all-time high for us.

(In millions)	March 31, 2006	April 1, 2005
Firm backlog		
Government segment	$183.7	$194.6
Commercial segment	191.2	167.3
Total	$374.9	$361.9
Funded backlog		
Government segment	$132.9	$109.4
Commercial segment	190.7	163.9
Total	$323.6	$273.3
Contract options	$ 13.8	$ 23.0

The firm backlog does not include contract options. Of the $374.9 million in firm backlog, approximately $256.4 million is expected to be delivered in fiscal year 2007, and the balance is expected to be delivered in fiscal year 2008 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders. Over the last year, as more of our products have been placed into market, we have seen a greater percentage of awards from book and ship-type orders. This has resulted in backlog not growing as fast as the past three fiscal years.

Total new awards for both commercial and defense products were $443.7 million for fiscal year 2006 compared to $426.2 million for fiscal year 2005.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

The backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing and equity financing. The general cash needs of our government and commercial segments can vary significantly and depend on the type and mix of contracts (i.e., product or service, development or production, and timing of payments) in backlog, the quality of the customer (i.e., U.S. government or commercial, domestic or international) and the duration of the contract. In addition, for both of our segments, program performance significantly impacts the timing and amount of cash flows. If a program is performing and meeting its contractual requirements, then the cash flow requirements are usually lower.

The cash needs of the government segment tend to be more of a function of the type of contract rather than customer quality. Also, U.S. government procurement regulations tend to restrict the timing of cash payments on the contract. In the commercial segment, our cash needs are driven primarily by the quality of the customer and the type of contract. The quality of the customer will typically affect the specific contract cash flow and whether financing instruments are required by the customer. In addition, the commercial environment tends to provide for more flexible payment terms with customers, including advance payments.

Cash provided by operating activities in fiscal year 2006 was $52.2 million as compared to cash provided by operating activities in fiscal year 2005 of $3.6 million. The increase in cash provided by operating activities in 2006 compared to 2005 primarily related to a higher year over year net income of $4.2 million, approximately $28.4 million increased conversion of receivables to cash and an increase in current liabilities of approximately $15.9 million. The increase in current liabilities primarily relates to a $3.1 million increase in deferred rent, $1.4 million increase in collections in excess of revenues, and $11.4 million increase in other liabilities due to growth in operations. The increase in cash provided by operating activities was partially offset by an increase in investments in inventories of $6.6 million. The increase in inventory was primarily related to a greater percentage of book and ship type orders, which required more on-hand inventory, and a shift in manufacturing production in the fourth quarter of fiscal year 2006 to an off-shore contract manufacturer and the related in-transit inventory.

Cash used in investing activities in fiscal year 2006 was $39.7 million as compared to cash used in investing activities in

2005 of $11.3 million. We spent $16.0 million for the acquisition of ECC and $23.7 million for capital, principally for facility expansion and production test equipment to support our growth in fiscal year 2006 compared to acquiring $11.3 million in equipment in fiscal year 2005.

Cash provided by financing activities for fiscal year 2006 was $9.9 million as compared to cash provided by financing activities for fiscal year 2005 of $3.7 million. This increase for fiscal year 2006 was primarily the result of cash received from the exercise of employee stock options.

At March 31, 2006, we had $36.9 million in cash, cash equivalents and short-term investments, $152.9 million in working capital and no outstanding borrowings under our line of credit. We had $5.2 million outstanding under standby letters of credit, principally related to contract performance leaving borrowing availability under our line of credit of $54.8 million. At April 1, 2005, we had $14.7 million in cash, cash equivalents and short-term investments, $138.9 million in working capital and no outstanding borrowings under our line of credit.

On January 31, 2005, we entered into a three-year, $60 million revolving credit facility (the "Facility") with Union Bank of California, Comerica Bank and Silicon Valley Bank. Borrowings under the Facility are permitted up to a maximum amount of $60 million, including up to $15 million of letters of credit. Borrowings under the Facility bear interest, at our option, at either the lender's prime rate or at LIBOR (London Interbank Offered Rate) plus, in each case, an applicable margin based on the ratio of ViaSat's total funded debt to EBITDA (income from operations plus depreciation and amortization). The Facility is collateralized by substantially all of ViaSat's personal property assets.

The Facility contains financial covenants that set a minimum EBITDA limit for the twelve-month period ending on the last day of any fiscal quarter at $30 million, a minimum tangible net worth as of the last day of any fiscal quarter at $135 million and a minimum quick ratio (sum of cash and cash equivalents, accounts receivable and marketable securities, divided by current liabilities) as of the last day of any fiscal quarter at 1.50 to 1.00. We were in compliance with our loan covenants at March 31, 2006.

Included in fiscal year 2006 operating cash flow is $4.8 million we received as a result of a settlement with Xetron Corporation. Operating income for fiscal year 2006 includes a benefit to cost of revenues of $2.7 million related to this settlement.

On October 23, 2002, we sent Scientific-Atlanta a claim for indemnification under the terms of the asset purchase agreement related to the acquisition of Scientific-Atlanta's satellite networks business (Satellite Networks Business) in April 2000. On November 14, 2002, Scientific-Atlanta filed a complaint (United States District Court, Northern District of Georgia, Atlanta Division) for declaratory judgment seeking to resolve our claim for indemnification through litigation. In response to Scientific-Atlanta's complaint, on January 15, 2003, we filed a formal claim against Scientific-Atlanta for, among other things, fraud, breach of warranty, contractual and equitable indemnification, and breach of the duty of good faith and fair dealing. In December 2003, we reached an agreement with Scientific-Atlanta (the "Scientific-Atlanta Settlement"). Under the terms of the Scientific-Atlanta Settlement, Scientific-Atlanta paid us $9.0 million in cash and the parties jointly dismissed the litigation concerning the acquisition. Neither party admitted liability in connection with the litigation, or in the agreement resolving it. As a result of the settlement, the Consolidated Statement of Operations for fiscal year 2004 includes benefits to cost of revenues of $3.2 million and to selling, general and administrative expenses of $3.1 million.

In June 2004 we filed a universal shelf registration statement with the SEC for the future sale of up to $154 million of debt securities, common stock, preferred stock, depositary shares and warrants. Additionally, ViaSat has available $46 million of these securities, which were previously registered under a shelf registration statement ViaSat originally filed in September 2001. Up to $200 million of the securities may now be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. We currently intend to use the net proceeds from the sale of the securities under the shelf registration statement for general corporate purposes, including acquisitions, capital expenditures and working capital.

Our future capital requirements will depend upon many factors, including the expansion of our research and development and marketing efforts and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities will be sufficient to meet our operating requirements for at least the next twelve months. However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position. The sale of additional securities could result in additional dilution of our stockholders. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The following table sets forth a summary of our obligations under operating leases, irrevocable letters of credit, purchase commitments and other long-term liabilities for the periods indicated:

		For the Fiscal Years Ending			
(In thousands)	Total	2007	2008–2009	2010–2011	After 2011
Operating leases	$ 85,665	$ 8,332	$16,645	$16,919	$43,769
Standby letters of credit	5,239	1,696	1,055	—	2,488
Purchase commitments	141,794	95,705	45,729	360	—
Total	$232,698	$105,733	$63,429	$17,279	$46,257

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments. These agreements help the Company secure pricing and product availability.

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements at March 31, 2006, that are reasonably likely to have a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair value-based method and the recording of such expense in our consolidated statements of income. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB No. 107) relating to the adoption of SFAS 123(R). Beginning in the first quarter of 2007, we will adopt SFAS 123(R) under the modified prospective transition method using the Black-Scholes pricing model. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. During the first quarter of fiscal 2007, we will begin recording the fair value of our share-based compensation in our financial statements in accordance with SFAS No. 123(R). Although the adoption of SFAS 123(R) will have no adverse impact on our balance sheet and cash flows, it will adversely affect our net profit (loss) and earnings (loss) per share. See Notes 1 and 5 to the Notes to Consolidated Financial Statements.

In October 2005, the FASB issued Financial Statement of Position (FSP) FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" (FSP 123(R)-2). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS 123(R) beginning in the first quarter of fiscal 2007. Initially, upon adoption, we do not expect SFAS 123(R) will have a material impact on our consolidated financial position, results of operations or cash flows. In the future, the Company may have equity based grants that under SFAS 123(R) may result in material amount of stock-based compensation expense.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" (FSP 123(R)-3). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and simplified method to determine the subsequent impact the accumulated paid-in capital pool employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that it will have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), an interpretation of SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 states that the term conditional asset retirement obligation refers to an unconditional, legal obligation to perform an asset retirement obligation activity in which the timing and/or method of settlement are uncertain and conditional on a future event. If sufficient information exists for fair value measurement of the obligation, FIN 47 requires the Company to recognize a liability when incurred. The Company adopted FIN 47 in the fourth quarter of fiscal year 2006. The adoption of FIN 47 did not have a material impact on our consolidated results of operation, financial position or cash flows.

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with the accounting policy followed by the Company and thus had no impact upon adoption.

In October 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period," which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations unless the property is being developed to be leased. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The adoption of FSP FAS 13-1 will not have a significant impact on the Company's financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial instruments consist of cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable, and short-term obligations including the revolving line of credit. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Our exposure to market risk for changes in interest rates relates primarily to short-term investments and short-term obligations. As a result, we do not expect fluctuations in interest rates to have a material impact on the fair value of these securities.

As of March 31, 2006, there was a foreign currency exchange contract outstanding intended to reduce the foreign currency risk for amounts payable to vendors in Euros. The foreign exchange contract with a notional amount of $4.1 million, consisting of both a put contract and a call contract, had a fair value of a net liability of $183,000 as of March 31, 2006. The fair value of this foreign currency forward contract as of March 31, 2006, would have changed by $394,000 if the foreign currency exchange rate for the Euro to the U.S. dollar on this forward contract had changed by 10%.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including our principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of March 31, 2006.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2006 as stated in their report which appears on page 41.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ViaSat, Inc.:

We have completed an integrated audit of ViaSat, Inc.'s March 31, 2006 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006 and audits of its April 1, 2005 and April 2, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE. In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at March 31, 2006 and April 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING. Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Diego, California
June 1, 2006

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	As of March 31, 2006	As of April 1, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,723	$ 14,579
Short-term investments	164	162
Accounts receivable, net	144,715	141,298
Inventories	49,883	36,612
Deferred income taxes	7,008	7,027
Prepaid expenses and other current assets	5,960	10,114
Total current assets	244,453	209,792
Goodwill	28,133	19,492
Other intangible assets, net	23,983	20,990
Property and equipment, net	46,211	33,278
Other assets	22,289	18,273
Total assets	$365,069	$301,825
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 50,577	$ 38,523
Accrued liabilities	40,969	32,410
Total current liabilities	91,546	70,933
Other liabilities	9,389	3,911
Total liabilities	100,935	74,844
Commitments and contingencies (Notes 9 & 10)		
Minority interest in consolidated subsidiary	836	698
Stockholders' equity:		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2006 and April 1, 2005, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 27,594,549 and 26,861,900 shares issued and outstanding at March 31, 2006 and April 1, 2005, respectively	3	3
Paid-in capital	177,876	163,819
Retained earnings	85,803	62,288
Deferred compensation	(196)	—
Accumulated other comprehensive income (loss)	(188)	173
Total stockholders' equity	263,298	226,283
Total liabilities and stockholders' equity	$365,069	$301,825

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Years Ended March 31, 2006	April 1, 2005	April 2, 2004
Revenues	$433,823	$345,939	$278,579
Cost of revenues	325,271	262,260	206,327
Gross profit	108,552	83,679	72,252
OPERATING EXPENSES:			
Selling, general and administrative	57,059	48,631	38,800
Independent research and development	15,757	8,082	9,960
Amortization of intangible assets	6,806	6,642	7,841
Income from operations	28,930	20,324	15,651
OTHER INCOME (EXPENSE):			
Interest income	248	445	11
Interest expense	(448)	(141)	(357)
Income before income taxes and minority interest	28,730	20,628	15,305
Provision for income taxes	5,105	1,246	2,015
Minority interest in net earnings of subsidiary, net of tax	110	115	122
Net income	$ 23,515	$ 19,267	$ 13,168
Basic net income per share	$ 0.87	$ 0.72	$ 0.50
Diluted net income per share	$ 0.81	$ 0.68	$ 0.48
Shares used in computing basic net income per share	27,133	26,749	26,257
Shares used in computing diluted net income per share	28,857	28,147	27,558

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)	Common Stock	
	Number of Shares	Amount
Balance at March 31, 2003	26,130,443	$3
Exercise of stock options	282,383	
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	127,333	
Unearned compensation of option plan acquired		
Net income		
Foreign currency translation, net of tax		
Comprehensive income		
Balance at April 2, 2004	26,540,159	3
Exercise of stock options	230,094	
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	91,647	
Net income		
Hedging transaction, net of tax		
Foreign currency translation, net of tax		
Comprehensive income		
Balance at April 1, 2005	26,861,900	3
Exercise of stock options and warrants	622,380	
Issuance of stock options in connection with acquisition of a business		
Amortization of deferred compensation		
Accelerated vesting of employee stock options		
Tax benefit from exercise of stock options		
Issuance of stock under Employee Stock Purchase Plan	110,269	
Net income		
Hedging transaction, net of tax		
Foreign currency translation, net of tax		
Comprehensive income		
BALANCE AT MARCH 31, 2006	27,594,549	$3

See accompanying notes to the consolidated financial statements.

Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
$154,293	$29,853	$ (35)	$(227)	$183,887	
2,673				2,673	
976				976	
1,381				1,381	
		35		35	
	13,168			13,168	$13,168
			355	355	355
					$13,523
159,323	43,021	—	128	202,475	
2,037				2,037	
787				787	
1,672				1,672	
	19,267			19,267	$19,267
			(54)	(54)	(54)
			99	99	99
					$19,312
163,819	62,288	—	173	226,283	
7,974		(291)		7,974	
525		95		234	
				95	
1,461				1,461	
2,188				2,188	
1,909				1,909	
	23,515			23,515	$23,515
			(129)	(129)	(129)
			(232)	(232)	(232)
					$23,154
$177,876	$85,803	$(196)	$(188)	$263,298	

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended March 31, 2006	April 1, 2005	April 2, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 23,515	$ 19,267	$ 13,168
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation	11,689	10,053	10,098
Amortization of intangible assets and capitalized software	10,207	10,072	10,631
Provision for bad debts	246	234	(294)
Deferred income taxes	(5,405)	(3,353)	(94)
Loss on sale and disposal of property and equipment	385	—	—
Minority interest in consolidated subsidiary	138	120	126
Stock compensation expense	1,556	—	35
INCREASE (DECREASE) IN CASH RESULTING FROM CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF EFFECTS OF ACQUISITION:			
Accounts receivable	(2,320)	(30,760)	(29,310)
Inventories	(12,824)	(6,249)	(198)
Other assets	3,945	(984)	(1,820)
Accounts payable	10,263	5,885	10,643
Accrued liabilities	8,486	(1,697)	15,006
Other liabilities	2,284	995	606
Net cash provided by operating activities	52,165	3,583	28,597
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments, net	(2)	(2)	(2)
Purchases of property and equipment, net	(23,734)	(11,279)	(8,532)
Acquisition of a business, net of cash acquired	(15,994)	—	—
Net cash used in investing activities	(39,730)	(11,281)	(8,534)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from line of credit	3,000	19,000	4,000
Payments on line of credit	(3,000)	(19,000)	(13,950)
Proceeds from issuance of common stock	9,883	3,709	4,054
Net cash provided by (used in) financing activities	9,883	3,709	(5,896)
Effect of exchange rate changes on cash	(174)	58	232
Net increase (decrease) in cash and cash equivalents	22,144	(3,931)	14,399
Cash and cash equivalents at beginning of year	14,579	18,510	4,111
Cash and cash equivalents at end of year	$ 36,723	$ 14,579	$ 18,510
SUPPLEMENTAL INFORMATION:			
Cash paid for interest	$ 158	$ 141	$ 384
Cash paid (received) for income taxes	$ 4,048	$ 3,680	$ (45)
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Issuance of stock options in connection with acquisition	$ 525	$ —	$ —

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. ViaSat, Inc. ("we" or the "Company") designs, produces and markets advanced broadband digital satellite communications and other wireless networking and signal processing equipment.

PRINCIPLES OF CONSOLIDATION. The Company's consolidated financial statements include the assets, liabilities and results of operations of TrellisWare Technologies, Inc., a majority owned subsidiary of ViaSat. All significant intercompany amounts have been eliminated.

We have adopted a 52- or 53-week fiscal year beginning with our fiscal year 2004. All references to a fiscal year refer to the fiscal year ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2006 refer to the fiscal year ending on March 31, 2006. Our quarters for fiscal year 2006 ended on July 1, 2005, September 30, 2005, December 30, 2005 and March 31, 2006.

On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of Efficient Channel Coding, Inc. (ECC), a privately-held designer and supplier of broadband communication integrated circuits and satellite communication systems. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's Satellite Networks product group in the commercial segment. See Note 13 of the Notes to Consolidated Financial Statements for further discussion.

Certain prior period amounts have been reclassified to conform to the current period presentation.

MANAGEMENT ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, capitalized software development costs, allowance for doubtful accounts, warranty accrual, valuation of goodwill and other intangible assets, long-lived assets, valuation allowance on deferred tax assets and derivatives.

CASH EQUIVALENTS. Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

SHORT-TERM INVESTMENTS. At March 31, 2006 and April 1, 2005, the Company held investments in investment grade debt securities with various maturities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held-to-maturity. The Company's investments in these securities as of March 31, 2006 and April 1, 2005 totaled $164,000 and $162,000, respectively.

UNBILLED ACCOUNTS RECEIVABLE. Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be collected within one year.

CONCENTRATION OF RISK. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes allowances for bad debts based on historical collection experiences within the various markets in which the Company operates, number of days the accounts are past due and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 33.6%, 30.3% and 25.4% of total revenues for fiscal years 2006, 2005 and 2004, respectively. Billed accounts receivable to the U.S. government as of March 31, 2006 and April 1, 2005 were 23.3% and 33.8%, respectively, of total billed receivables. In addition, one commercial customer comprised 9.8%, 2.4% and 1.0% of total revenues for fiscal year 2006, 2005 and 2004, respectively. Billed accounts receivable for a commercial customer as of March 31, 2006 and April 1, 2005 were 8.0% and 3.5%, respectively, of total billed receivables. No other customer accounted for at least 10% of total revenues.

Revenues from the U.S. government and its prime contractors amounted to $210.6 million, $175.4 million and $128.4 million for the years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively. Revenues from commercial customers amounted to $229.5 million, $177.4 million and $154.2 million for the years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively. The Company's five largest contracts (by revenues) generated approximately 44.1%, 27.4% and 23.8% of the Company's total revenues for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY. Inventory is valued at the lower of cost or market, cost being determined by the weighted average method.

PROPERTY AND EQUIPMENT. Equipment, computers and software, and furniture and fixtures are recorded at cost, and depreciated using the straight-line method over estimated useful lives of five years, three years and seven years, respectively. Leasehold improvements are capitalized and amortized on the straight-line method over the shorter of the lease term or the life of the improvement. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

GOODWILL AND INTANGIBLE ASSETS. SFAS No. 141, "Business Combinations," requires that all business combinations be accounted for using the purchase method. SFAS No. 141 also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill. SFAS No. 142 requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite, and all other intangible assets must be amortized over their useful life. SFAS No. 142 prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment in accordance with the provisions of SFAS No. 142 at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

IMPAIRMENT OF GOODWILL. We account for our goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the related operations using discounted cash flows and other indicators of fair value. The forecast of future cash flows is based on our best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements, and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly influence whether goodwill impairment needs to be recorded.

The cash flow forecasts are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY AND EQUIPMENT AND OTHER INTANGIBLE ASSETS). In accordance with SFAS No. 144, we assess potential impairments to our long-lived assets, including property and equipment and other intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No such impairments have been identified by us.

ACQUISITION. On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of Efficient Channel Coding, Inc. (ECC), a privately-held designer and supplier of broadband communication integrated circuits and satellite communications systems. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's Satellite Network product group in the commercial segment. See Note 13 of the Notes to Consolidated Financial Statements for further discussion.

WARRANTY RESERVES. The Company provides limited warranties on certain of its products for periods of up to five years. The Company records warranty reserves when products are delivered based upon an estimate of total warranty costs, with amounts expected to be incurred within twelve months classified as a current liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS. At March 31, 2006, the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable, accrued liabilities and line of credit, approximated their fair values due to their short-term maturities.

DERIVATIVES. We enter into foreign currency forward and option contracts to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in interest income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts that are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as gains (losses) on derivative instruments until the underlying transaction affects our earnings. In fiscal year 2006, the Company recorded $347,000 in realized loss related to derivatives. There were no realized gains or losses recorded for fiscal year 2005 and 2004. The fair value of our foreign currency forward contracts was a liability of $183,000 and a liability of $54,000 at March 31, 2006 and April 1, 2005, respectively. We had $4.1 million and $2.7 million of notional value of foreign currency forward contracts outstanding at March 31, 2006 and April 1, 2005, respectively. We had no foreign currency forward or option contracts outstanding at April 2, 2004.

REVENUE RECOGNITION. A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of products over time and often contain fixed-price purchase options for additional products. Sales related to long-term contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (SOP 81-1). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract or under the cost-to-cost method or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In the fiscal years ended March 31, 2006 and April 1, 2005, we recorded losses of approximately $5.1 million and $5.7 million, respectively, related to loss contracts. There were no significant charges for loss contracts in fiscal year ended April 2, 2004.

The Company also has contracts and purchase orders where revenue is recorded on delivery of products in accordance with SAB 104, "Staff Accounting Bulletin No. 104: Revenue Recognition." In this situation, contracts and customer purchase orders are used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. The Company assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment, and assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with EITF 00-21, "Accounting for Multiple Element Revenue Arrangements" and recognized when the applicable revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues represent cash collected from customers in advance of revenue recognition.

Contract costs on U.S. government contracts, including indirect costs, are subject to audit and negotiations with U.S. government representatives. These audits have been completed and agreed upon through fiscal year 2001. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

INDEPENDENT RESEARCH AND DEVELOPMENT. Independent research and development, which is not directly funded by a third party, is expensed as incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, and other expenses related to research and development programs.

SOFTWARE DEVELOPMENT. Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product not to exceed five years. We capitalized no costs related to software developed for resale for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004. Amortization expense of software development costs was $3.4 million for fiscal year 2006 and 2005, and $2.8 million for fiscal year 2004.

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES. The Company leases all of its facilities locations under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays, and rent escalation clauses. Accounting principles generally accepted in the United States require rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as a deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such "stepped" rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At March 31, 2006, deferred rent included in accrued liabilities in our consolidated balance sheets was $434,000 and deferred rent included in other long-term liabilities in our consolidated balance sheets was $2.8 million. There was no deferred rent at April 1, 2005.

INCOME TAXES. Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

EARNINGS PER SHARE. Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted under the Company's stock option plans which are included in the earnings per share calculations using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

FOREIGN CURRENCY. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into United States dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated statements stockholders' equity.

SEGMENT REPORTING. Our commercial and government segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics, which differ from the commercial segment. Therefore, we are organized primarily on the basis of products with commercial and government (defense) communication applications. Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance.

STOCK-BASED COMPENSATION. The Company measures compensation expense for ViaSat's stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income as if the fair value-based method had been applied in measuring compensation expense.

At March 31, 2006, the Company had stock-based compensation plans described in Note 5. The Company accounts for options issued to employees, directors and officers under those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and Related Interpretations." Generally, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of grant.

In fiscal year 2006, the Company recorded total stock compensation expense of $1.6 million of which $95,000 related to stock options issued at acquisition of Efficient Channel Coding, Inc. (ECC) and $1.5 million related to the acceleration of vesting of certain employee stock options. Stock compensation expense presented in consolidated statement of operations was recorded as follows: $796,000 to cost of revenue, $686,000 to selling, general and administrative expense and $74,000 to independent research and development. In fiscal year 2005 and 2004, the Company recorded $0 and $35,000 of compensation expense, respectively.

On December 1, 2005, as a part of the acquisition of all of the outstanding capital stock of ECC, the Company issued 23,424 unvested incentive stock options under the Efficient Channel Coding, Inc. 2000 Long Term Incentive Plan assumed under the terms of the acquisition agreement. In accordance with SFAS No. 141, the Company recorded $291,000 in deferred stock-based compensation which is being amortized to compensation expense over the remaining service period. The Company amortized $95,000 to compensation expense related to this deferred stock-based compensation through March 31, 2006.

On March 30, 2006, the Board of Directors of the Company accelerated the vesting of certain unvested employee stock options previously awarded to the Company's employees under the Company's Second Amended and Restated 1996 Equity Participation Plan. Stock options held by the Company's non-employee directors were not accelerated. Options to purchase approximately 1.5 million shares of common stock (representing approximately 26% of the Company's total current outstanding options) were subject to this acceleration. All of the accelerated options were "in-the-money" and had exercise prices ranging from $4.70 to $26.94. All other terms and conditions applicable to such options, including the exercise prices, remain unchanged. As a result, the Company recorded $1.5 million in compensation expense in accordance with generally accepted accounting principles.

The accelerated stock options are subject to lock-up restrictions preventing the sale of any shares acquired through the exercise of an accelerated stock option prior to the date on which the exercise would have been permitted under the stock option's original vesting terms.

The decision to accelerate vesting of these options was made primarily to eliminate the recognition of the related compensation expense in the Company's future consolidated financial statements with respect to these unvested stock options upon adopting SFAS 123(R). The Company has recognized a charge for estimated compensation expense of approximately $1.5 million in the fiscal fourth quarter ended March 31, 2006 after considering expected employee turnover rates to reflect, absent the acceleration, the "in-the-money" value of accelerated stock options the Company estimates would have been forfeited (unvested) pursuant to their original terms. The Company will adjust this estimated compensation expense in future periods to record the impact of actual employee turnover on the compensation expense recognized at the time of acceleration.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" (SFAS 148), we disclose our net income or loss and net income or loss per share on a pro forma basis as if we had applied the fair value-based method in measuring compensation expense for our share-based incentive programs.

The fair values of options granted during the years ended as reported below were estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2006	2005	2004	2006	2005	2004
Expected life (in years)	6.31	6.30	6.84	0.50	0.50	0.50
Risk-free interest rate	4.57%	3.79%	3.20%	4.38%	1.68%	1.05%
Expected volatility	55.00%	62.00%	66.00%	33.00%	46.00%	66.00%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The weighted average estimated fair value of employee stock options granted during 2006, 2005, and 2004 was $13.54, $11.33, and $10.40 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2006, 2005 and 2004 was $5.95, $7.92 and $10.85 per share, respectively. In connection with the acquisition of ECC, the Company exchanged options with a weighted average fair value of $22.43. There were no options granted less than fair market value during 2005 and 2004.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period. The Company's pro forma information for the years ended March 31, 2006, April 1, 2005 and April 2, 2004 is as follows:

Year Ended (In thousands, except per share data)	March 31, 2006	April 1, 2005	April 2, 2004
Net income as reported	$ 23,515	$19,267	$ 13,168
Stock-based compensation included in net income, net	1,333	—	35
Stock-based employee compensation expense under fair value-based method, net	(19,377)	(8,146)	(10,478)
Pro forma net income	$ 5,471	$11,121	$ 2,725
Basic earnings per share			
As reported	$ 0.87	$ 0.72	$ 0.50
Pro forma	$ 0.20	$ 0.42	$ 0.10
Diluted earnings per share			
As reported	$ 0.81	$ 0.68	$ 0.48
Pro forma	$ 0.19	$ 0.40	$ 0.10

Stock-based employee compensation expense under the fair value method included in the Company's fiscal 2006 pro forma net income included approximately $11.5 million, net of tax, related to the acceleration of the vesting of 1.5 million shares of common stock options approved by the Company's Board of Directors in the fourth quarter of 2006.

RECENT ACCOUNTING PRONOUNCEMENTS. In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)) which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair value-based method and the recording of such expense in our consolidated statements of income. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB No. 107) relating to the adoption of SFAS 123(R). Beginning in the first quarter of 2007, we will adopt SFAS 123(R) under the modified prospective transition method using the Black-Scholes pricing model. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. During the first quarter of fiscal 2007, we will begin recording the fair value of our share-based compensation in our financial statements in accordance with SFAS No. 123(R). Although the adoption of SFAS 123(R) will have no adverse impact on our balance sheet and cash flows, it will adversely affect our net profit (loss) and earnings (loss) per share. See Notes 1 and 5 to the Notes to Consolidated Financial Statements.

In October 2005, the FASB issued Financial Statement of Position (FSP) FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" (FSP 123(R)-2). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt SFAS 123(R) beginning in the first quarter of 2007, and we do not expect it will have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" (FSP 123(R)-3). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and simplified method to determine the subsequent impact the accumulated paid-in capital pool employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that it will have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), an interpretation of SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 states that the term conditional asset retirement obligation refers to an unconditional, legal obligation to perform an asset retirement obligation activity in which the timing and/or method of settlement are uncertain and conditional on a future event. If sufficient information exists for fair value measurement of the obligation, FIN 47 requires the Company to recognize a liability when incurred. The Company adopted FIN 47 in the fourth quarter of fiscal year 2006. The adoption of FIN 47 did not have a material impact on our consolidated results of operation, financial position or cash flows.

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with the accounting policy followed by the Company and thus had no impact upon adoption.

In October 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period," which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations unless the property is being developed to be leased. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The adoption of FSP FAS 13-1 will not have a significant impact on the Company's financial statements.

NOTE 2—COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

(In thousands)	March 31, 2006	April 1, 2005
Accounts receivable, net:		
Billed	$ 79,107	$ 49,737
Unbilled	65,873	91,724
Allowance for doubtful accounts	(265)	(163)
	$144,715	$141,298
Inventories:		
Raw materials	$ 28,457	$ 16,706
Work in process	9,862	9,347
Finished goods	11,564	10,559
	$ 49,883	$ 36,612
Prepaid expenses and other current assets:		
Income taxes receivable	$ —	$ 2,639
Prepaid expenses	5,322	6,187
Other	638	1,288
	$ 5,960	$ 10,114

(In thousands)	March 31, 2006	April 1, 2005
Other intangible assets, net:		
Technology	$ 29,670	$ 26,770
Contracts and relationships	15,436	9,736
Non-compete agreement	7,950	7,950
Other intangibles	8,075	6,875
	61,131	51,331
Less accumulated amortization	(37,148)	(30,341)
	$ 23,983	$ 20,990
Property and equipment, net:		
Machinery and equipment	$ 47,704	$ 41,370
Computer equipment and software	33,693	29,866
Furniture and fixtures	5,905	3,523
Leasehold improvements	7,617	2,596
Land	3,124	—
Construction in progress	5,808	3,876
	103,851	81,231
Less accumulated depreciation	(57,640)	(47,953)
	$ 46,211	$ 33,278
Other assets:		
Capitalized software costs, net	$6,963	$ 10,341
Deferred income taxes	13,518	6,333
Other	1,808	1,599
	$ 22,289	$ 18,273
Accrued liabilities:		
Current portion of warranty reserve	$ 4,395	$ 3,268
Accrued vacation	6,381	5,120
Accrued bonus	4,645	3,468
Accrued 401(k) matching contribution	3,196	2,771
Collections in excess of revenues	15,141	13,767
Other	7,211	4,016
	$ 40,969	$ 32,410
Other liabilities:		
Accrued warranty	$ 3,974	$ 3,911
Deferred rent, long-term portion	2,809	—
Deferred income taxes	1,764	—
Other	842	—
	$ 9,389	$ 3,911

NOTE 3—ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS

We account for our goodwill under SFAS No. 142. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. The only reporting units which have goodwill assigned to them are the businesses which were acquired and have been included in our commercial segment. We estimate the fair values of the reporting units using discounted cash flows. The cash flow forecasts are adjusted by an appropriate discount rate. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment.

The annual test of impairment as required by SFAS No. 142 was completed in the fourth quarter of our fiscal year. In applying the first step, which is identification of any impairment of goodwill as of the test date, no impairment of goodwill resulted. Since step two is required only if step one reveals an impairment, we were not required to complete step two and the annual impairment testing was complete.

We will continue to make assessments of impairment on an annual basis in the fourth quarter of our fiscal year or more frequently if specific events occur. In assessing the value of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting units. If these estimates or their related assumptions change in the future, we may be required to record impairment charges that would negatively impact operating results.

The intangible assets are amortized using the straight-line method over their estimated useful lives of one to ten years. The technology intangible asset has several components with estimated useful lives of five to nine years, contracts and relationships intangible asset has several components with estimated useful lives of three to ten years, non-compete agreements have useful lives of three to five years and other amortizable assets have several components with estimated useful lives of one to ten years. The amortization expense was $6.8 million, $6.6 million and $7.8 million for the years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively. The estimated amortization expense for the next five years is as follows:

Amortization	(In thousands)
Expected for fiscal year 2007	$ 7,254
Expected for fiscal year 2008	5,584
Expected for fiscal year 2009	4,836
Expected for fiscal year 2010	1,612
Expected for fiscal year 2011	1,364
Thereafter	3,333
	$23,983

The allocation of the intangible assets and the related accumulated amortization as of March 31, 2006 and April 1, 2005 is as follows (in thousands):

	As of March 31, 2006			As of April 1, 2005		
	Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
INTANGIBLE ASSETS						
Existing technology	$29,670	$(18,740)	$10,930	$26,770	$(14,770)	$12,000
Contracts and relationships	15,436	(6,649)	8,787	9,736	(5,395)	4,341
Non-compete agreements	7,950	(7,560)	390	7,950	(7,040)	910
Other amortizable assets	8,075	(4,199)	3,876	6,875	(3,136)	3,739
Total intangible assets	$61,131	$(37,148)	$23,983	$51,331	$(30,341)	$20,990

NOTE 4—LINE OF CREDIT

On January 31, 2005, we entered into a three-year, $60 million revolving credit facility (the "New Facility") in the form of a Second Amended and Restated Revolving Loan Agreement with Union Bank of California, Comerica Bank and Silicon Valley Bank. The New Facility amended and restated ViaSat's existing $30 million revolving credit facility that was scheduled to expire on February 28, 2005 (the "Prior Facility").

Borrowings under the New Facility are permitted up to a maximum amount of $60 million, including up to $15 million of letters of credit. Borrowings under the New Facility bear interest, at ViaSat's option, at either the lender's prime rate or at LIBOR (London Interbank Offered Rate) plus, in each case, an applicable margin based on the ratio of the Company's total funded debt to EBITDA (income from operations plus depreciation and amortization). As with the Prior Facility, the New Facility is collateralized by substantially all of ViaSat's personal property assets. At March 31, 2006, the Company had $5.2 million outstanding under standby letters of credit leaving borrowing availability under our line of credit of $54.8 million.

The New Facility contains financial covenants that set a minimum EBITDA limit for the twelve-month period ending on the last day of any fiscal quarter at $30 million, a minimum tangible net worth as of the last day of any fiscal quarter at $135 million and a minimum quick ratio (sum of cash and cash equivalents, accounts receivable and marketable securities, divided by current liabilities) as of the last day of any fiscal quarter at 1.50 to 1.00. We were in compliance with our loan covenants as of March 31, 2006.

NOTE 5—COMMON STOCK AND OPTIONS

In June 2004 we filed a universal shelf registration statement with the SEC for the future sale of up to $154 million of debt securities, common stock, preferred stock, depositary shares and warrants. Additionally, the Company has available $46 million of these securities, which were previously registered under a shelf registration statement the Company originally filed in September 2001. Up to $200 million of the securities may now be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. In September 2000, the Company amended the 1996 Equity Participation Plan to increase the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 6,100,000 shares. In September 2003, the Company further amended the 1996 Equity Participation Plan to increase the maximum number of shares reserved for issuance under this plan from 6,100,000 shares to 7,600,000 shares. As of March 31, 2006, the Company had granted options to purchase 7,038,702 shares of common stock under this plan with vesting terms of three to five years which are exercisable for up to ten years from the grant date or up to five years from the date of grant for a ten percent owner.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In September 2005, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,000,000 shares to 1,500,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 31, 2006, the Company had issued 992,238 shares of common stock under this plan.

In January 2002, the Company assumed the U.S. Monolithics 2000 Incentive Plan (the "USM Plan") which was amended and restated in January 2002. Pursuant to such assumption, all options granted under the USM Plan were converted into options to purchase common stock of the Company. The number of shares of common stock reserved for issuance under this plan is 203,000. As of March 31, 2006, options to purchase 198,792 shares of common stock had been granted under this plan, 44,418 of which were converted from previously issued U.S. Monolithics options. The options granted under this plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

In December 2005, under the terms of the acquisition agreement, the Company assumed the Efficiency Channel Coding 2000 Long Term Incentive Plan (the "ECC Plan"). Pursuant to the acquisition agreement, all options granted under the ECC Plan were converted into options to purchase common stock of the Company. The number of shares of common stock reserved for issuance under this plan is 23,424. As of March 31, 2006, options to purchase 23,424 shares of common stock had been granted under this plan, all of which were converted from previously issued Efficiency Channel Coding options. The options granted under this plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

On March 30, 2006, the Board of Directors of the Company accelerated the vesting of certain unvested employee stock options previously awarded to the Company's employees under the Company's Second Amended and Restated 1996 Equity Participation Plan. Stock options held by the Company's non-employee directors were not accelerated. Options to purchase approximately 1.5 million shares of common stock were subject to this acceleration. All of the accelerated options were "in-the-money" and had exercise prices ranging from $4.70 to $26.94. All other terms and conditions applicable to such options, including the exercise prices, remain unchanged. As a result, the Company recorded $1.5 million in compensation expense in accordance with generally accepted accounting principles. The accelerated stock options are subject to lock-up restrictions preventing the sale of any shares acquired through the exercise of an accelerated stock option prior to the date on which the exercise would have been permitted under the stock option's original vesting terms. The decision to accelerate vesting of these options was made primarily to eliminate the recognition of the related compensation expense in the Company's future consolidated financial statements with respect to these unvested stock options upon adopting SFAS 123(R).

Transactions under the Company's stock option plans are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at March 31, 2003	5,035,617	$ 4.25–$43.82	$14.37
Options granted	514,000	10.26– 25.01	17.55
Options canceled	(192,426)	8.80– 36.35	17.80
Options exercised	(282,383)	4.25– 26.16	9.15
Outstanding at April 2, 2004	5,074,808	4.25– 43.82	14.83
Options granted	1,296,000	16.94– 22.82	19.52
Options canceled	(126,353)	6.06– 43.82	19.36
Options exercised	(230,094)	4.69– 22.03	8.86
Outstanding at April 1, 2005	6,014,361	4.25– 43.82	15.98
Options granted	345,274	5.03– 26.94	21.75
Options canceled	(67,109)	5.03– 25.01	18.69
Options exercised	(592,380)	4.70– 27.94	12.42
Outstanding at March 31, 2006	5,700,146	4.25– 43.82	16.70

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of March 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life—Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.25–$ 7.77	713,152	2.71	$ 6.37	699,579	$ 6.39
8.07– 10.28	174,311	4.36	9.02	170,957	9.02
10.73– 10.73	646,021	6.95	10.73	646,021	10.73
11.08– 14.00	590,865	5.58	13.34	585,365	13.35
14.56– 18.41	570,917	6.93	17.16	527,585	17.13
18.48– 18.71	28,500	7.31	18.56	28,500	18.56
18.73– 18.73	758,996	8.61	18.73	758,996	18.73
18.97– 21.76	582,500	7.94	20.79	527,170	20.82
21.82– 21.83	25,500	7.02	21.82	25,500	21.82
22.03– 43.82	1,609,384	5.25	23.02	1,549,384	23.01
4.25– 43.82	5,700,146	6.04	16.70	5,519,057	16.62

NOTE 6—SHARES USED IN EARNINGS PER SHARE CALCULATIONS

Years Ended	March 31, 2006	April 1, 2005	April 2, 2004
Weighted average common shares outstanding used in calculating basic net income per share	27,132,973	26,748,597	26,256,869
Weighted average options to purchase common stock as determined by application of the treasury stock method	1,722,087	1,396,434	1,297,416
Employee Stock Purchase Plan equivalents	2,227	2,141	3,623
Shares used in computing diluted net income per share	28,857,287	28,147,172	27,557,908

Antidilutive shares relating to stock options excluded from the calculation were 255,771, 1,580,997 and 1,817,156 shares for the fiscal years ended March 31, 2006, April 1, 2005, and April 2, 2004, respectively.

NOTE 7—INCOME TAXES

The provision for income taxes includes the following:

Years Ended (In thousands)	March 31, 2006	April 1, 2005	April 2, 2004
Current tax provision			
Federal	$ 9,613	$ 3,563	$1,493
State	769	845	207
Foreign	128	191	409
	10,510	4,599	2,109
Deferred tax (benefit) provision			
Federal	(2,543)	(2,077)	175
State	(2,862)	(1,276)	(269)
Foreign	—	—	—
	(5,405)	(3,353)	(94)
Total provision for income taxes	$ 5,105	$ 1,246	$2,015

Significant components of the Company's net deferred tax assets are as follows:

As of (In thousands)	March 31, 2006	April 1, 2005
Deferred tax assets:		
Tax credit carryforwards	$ 9,329	$10,031
Warranty reserve	3,306	2,913
Property, equipment and assets	3,115	—
Accrued vacation	2,020	1,708
Deferred rent	1,253	—
Inventory reserve	1,000	1,947
Other	809	(286)
Valuation allowance	(303)	(769)
Total deferred tax assets	20,529	15,544
Deferred tax liabilities:		
Indefinite lived intangibles	1,764	1,089
Property, equipment and intangible assets	—	1,064
Other	—	31
Total deferred tax liabilities	1,764	2,184
Net deferred tax assets	$18,765	$13,360

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Years Ended (In thousands)	March 31, 2006	April 1, 2005	April 2, 2004
Tax expense at statutory rate	$10,056	$ 7,296	$ 5,369
State tax provision, net of federal benefit	1,277	982	659
Tax credits, net	(5,772)	(5,480)	(4,076)
Export sales tax benefit	(578)	(1,548)	(177)
Other	122	(4)	240
Total provision for income taxes	$ 5,105	$ 1,246	$ 2,015

As of March 31, 2006, the Company had federal and state research credit carryforwards of approximately $4.0 million and $7.6 million, respectively, that begin to expire in 2024 and 2020, respectively.

In accordance with SFAS No. 109, "Accounting for Income Taxes," net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $303,000 at March 31, 2006 and $769,000 at April 1, 2005 has been established relating to state research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, may expire unused.

In addition, in determining the value of income tax liabilities we make estimates of the results of future examinations of our income tax returns by taxing authorities. We believe we have adequately provided for additional taxes in our financial statements which we estimate may result from these examinations. If these amounts provided prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine the liability is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. We did not repatriate accumulated income earned abroad, as the taxing jurisdictions where we have accumulated earnings do not have low enough tax rates, and therefore, did not allow us to benefit from repatriating accumulated earnings from our controlled foreign corporations.

If the Company has an "ownership change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its tax credit carryforwards.

NOTE 8—EMPLOYEE BENEFITS

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the plan which vest equally over six years. Employees who are at least 18 years of age are eligible to participate in the plan. Participants are entitled, upon termination or retirement, to their vested portion of the plan assets which are held by an independent trustee. Discretionary contributions accrued by the Company during fiscal years 2006, 2005 and 2004 amounted to $3.2 million, $2.8 million and $2.3 million, respectively. The cost of administering the plan is not significant.

NOTE 9—COMMITMENTS

The Company leases office facilities under non-cancelable operating leases with initial terms ranging from one to eleven years which expire between April 2007 and February 2017 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

In July 2005, the Company renewed its Carlsbad headquarters lease until January 2017. The Company also added an additional 60,000 square foot building under the lease, which was occupied in January 2006. In September 2005, the Company's Maryland location moved into a new facility after signing a new lease that expires in October of 2011. In November of 2005, the Company's Atlanta location moved into a new facility after signing a new lease that expires in December of 2015.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight line basis over the lease term as that term is defined in SFAS No. 13, as amended, including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). The Company has accrued for rent expense incurred but not paid. Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $7.6 million, $7.1 million and, $6.5 million in fiscal years 2006, 2005 and 2004, respectively.

Future minimum lease payments are as follows (in thousands):

Years Ending	
2007	$ 8,332
2008	8,328
2009	8,317
2010	8,500
2011	8,419
Thereafter	43,769
	$85,665

NOTE 10—CONTINGENCIES

We are a party to various claims and legal actions arising in the normal course of business. The ultimate outcome of such matters is not presently determinable, we believe that the resolution of all such matters, net of amounts accrued, will not have a material adverse effect on our financial position or liquidity; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on our results of operations in any period.

NOTE 11—DERIVATIVES

During the fiscal year 2006, the Company settled certain foreign exchange contracts recognizing a loss of $347,000 recorded as cost of revenues based on the nature of the underlying transaction. No foreign exchange contracts were settled and no gain or loss was recognized during fiscal year 2005. During the fiscal year 2006, the Company also entered into foreign currency exchange contracts intended to reduce the foreign currency risk for amounts payable to vendors in Euros which have a maturity of less than six months. The fair value of the outstanding foreign currency contracts was $183,000 recorded as a liability as of March 31, 2006. We had $4.1 million of notional value of foreign currency forward contracts outstanding at March 31, 2006. As of April 1, 2005, the fair value of the outstanding foreign currency contract was $54,000 recorded as a liability.

NOTE 12—PRODUCT WARRANTY

We provide limited warranties on most of our products for periods of up to five years. We record a liability for our warranty obligations when products are delivered based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products the warranty costs estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in our warranty accrual in fiscal years 2006, 2005 and 2004.

Years Ended (In thousands)	March 31, 2006	April 1, 2005	April 2, 2004
Balance, beginning of period	$ 7,179	$ 4,451	$ 2,327
Change in liability for warranties issued in period	4,309	4,737	3,315
Settlements made (in cash or in kind) during the period	(3,119)	(2,009)	(1,191)
Balance, end of period	$ 8,369	$ 7,179	$ 4,451

NOTE 13—ACQUISITION

On December 1, 2005, the Company completed the acquisition of all of the outstanding capital stock of Efficient Channel Coding, Inc. (ECC), a privately-held designer and supplier of broadband communication integrated circuits and satellite communication systems. The initial purchase price of approximately $16.6 million was comprised primarily of $15.8 million in cash consideration, $227,000 in direct acquisition costs and $525,000 related to the fair value of options exchanged at the closing date. The $16.1 million of cash consideration less cash acquired of approximately $70,000 resulted in a net cash outlay of approximately $16.0 million. An additional $9.0 million in consideration is payable in cash and/or stock at the Company's option on or prior to the eighteen (18) month anniversary of the closing date based on ECC meeting certain financial performance targets.

The preliminary allocation of purchase price of the acquired assets and assumed liabilities based on the estimated fair values was as follows:

December 1, 2005	(In thousands)
Current assets	$ 1,513
Property, plant and equipment	179
Identifiable intangible assets	9,800
Goodwill	8,641
Other assets	34
Total assets acquired	20,167
Current liabilities	(3,016)
Other long-term liabilities	(853)
Total liabilities assumed	(3,869)
Deferred stock-based compensation	291
Total purchase price	$16,589

The Company issued 23,424 unvested incentive stock options under the Efficient Channel Coding, Inc. 2000 Long Term Incentive Plan assumed under the terms of the acquisition agreement. In accordance with SFAS No. 141, the Company recorded $291,000 in deferred stock-based compensation which will be amortized to compensation expense over the remaining service period.

Amounts assigned to other intangible assets are being amortized on a straight-line basis over their estimated useful lives ranging from one to ten years and are as follows:

	(In thousands)
Customer relationships (10 year weighted average life)	$5,700
Acquired developed technology (6 year weighted average life)	2,900
Backlog (1 year weighted average life)	1,200
Total identifiable intangible assets	$9,800

The acquisition of ECC is complementary to the Company because we will benefit from their technology, namely DVB-S2 and ASIC design capabilities, customers and highly skilled workforce. The potential opportunities these benefits provide to ViaSat's Satellite Networks product group in our commercial segment were among the factors that contributed to a purchase price resulting in the recognition of goodwill. The intangible assets and goodwill recognized will be deductible for federal income tax purposes.

The consolidated financial statements include the operating results of ECC from the date of acquisition in the Company's Satellite Networks product group in the commercial segment. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

NOTE 14—SEGMENT INFORMATION

Our commercial and government segments are primarily distinguished by the type of customer and the related contractual requirements. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics, which differ from the commercial segment. Therefore, we are organized primarily on the basis of products with commercial and government (defense) communication applications. Based on the Company's commercial business strategy to provide end-to-end capability with satellite communication equipment solutions, the Company implemented certain management changes during the year ended March 31, 2006 which led to the delineation of the commercial segment into two product groups: Satellite Networks and Antenna Systems. These product groups are distinguished from one another based upon their underlying technologies. Prior segment results have been reclassified to conform to our current organizational structure. Reporting segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. The following table summarizes revenues and operating profits by reporting segment for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004. Certain corporate general and administrative costs, amortization of intangible assets and charges of acquired in-process research and development are not allocated to either segment and accordingly, are shown as reconciling items from segment operating profit and consolidated operating profit. Certain assets are not tracked by reporting segment. Depreciation expense is allocated to reporting segments as an overhead charge based on direct labor dollars within the reporting segments.

Years Ended (In thousands)	March 31, 2006	April 1, 2005	April 2, 2004
Revenues			
Government	$210,640	$175,442	$128,351
Commercial			
Satellite Networks	182,265	137,971	111,549
Antenna Systems	47,191	39,420	42,607
	229,456	177,391	154,156
Elimination of inter-segment revenues	(6,273)	(6,894)	(3,928)
Total revenues	$433,823	$345,939	$278,579
Operating profits (losses)			
Government	$ 41,908	$ 28,060	$ 15,190
Commercial			
Satellite Networks	(6,811)	(1,748)	7,301
Antenna Systems	3,887	3,639	2,093
	(2,924)	1,891	9,394
Elimination of inter-segment operating profits	(3,061)	(778)	(34)
Segment operating profit before corporate and amortization	35,923	29,173	24,550
Corporate	(187)	(2,207)	(1,058)
Amortization of intangibles[1]	(6,806)	(6,642)	(7,841)
Income from operations	$ 28,930	$ 20,324	$ 15,651

(1) Amortization of intangibles relate to the commercial segment. Amortization of intangibles for Satellite Networks was $6.2 million, $6.0 million and $7.2 million for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively. Amortization for Antenna Systems was $655,000, $654,500 and $658,000 for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004, respectively.

(In thousands)	March 31, 2006	April 1, 2005
Segment assets[2]		
Government	$ 77,269	$ 81,645
Commercial		
Satellite Networks	140,346	114,020
Antenna Systems	27,330	24,075
	167,676	138,095
Corporate assets	120,124	82,085
Total	$365,069	$301,825

(2) Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, intangible assets and goodwill. At March 31, 2006 and April 1, 2005, all the Company's goodwill and intangible assets related to the Company's commercial segment. At March 31, 2006 Satellite Networks had $24.5 million of goodwill and $22.0 million in net intangible assets, and Antenna Systems had $3.6 million of goodwill and $2.0 million in net intangible assets. On April 1, 2005, Satellite Networks had $15.9 million of goodwill and $18.3 million in net intangible assets, and Antenna Systems had $3.6 million of goodwill and $2.7 million in net intangible assets.

Revenue information by geographic area for the fiscal years ended March 31, 2006, April 1, 2005 and April 2, 2004 is as follows:

Years Ended (In thousands)	March 31, 2006	April 1, 2005	April 2, 2004
United States	$355,459	$253,045	$211,252
Europe, Middle East and Africa	28,003	44,617	36,690
Asia Pacific	27,855	29,137	23,046
North America other than United States	16,787	12,953	5,181
Latin America	5,719	6,187	2,410
	$433,823	$345,939	$278,579

We distinguish revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside the United States was $341,000 and $48,000 at March 31, 2006 and April 1, 2005, respectively.

NOTE 15—SUBSEQUENT EVENTS

On May 23, 2006, in relation to the ECC acquisition and additional consideration, the Company agreed to pay the maximum earn-out amount to the former ECC stockholders in the amount of $9.0 million. The $9.0 million will be paid in cash or stock, at the Company's option, in May 2007. Additional purchase price consideration of $9.0 million will be recorded as additional Satellite Networks goodwill in first quarter of fiscal year 2007.

MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq National Market under the symbol "VSAT." The following table sets forth the range of high and low sales prices on the Nasdaq National Market of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
FISCAL 2005		
First Quarter	$27.60	$20.63
Second Quarter	24.96	16.79
Third Quarter	25.00	16.83
Fourth Quarter	24.37	17.41
FISCAL 2006		
First Quarter	$23.20	$17.30
Second Quarter	25.72	20.14
Third Quarter	28.84	23.16
Fourth Quarter	29.17	24.63

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our credit facility restricts our ability to pay dividends. As of May 26, 2006, there were 524 holders of record of our common stock. On May 26, 2006, the last sale price reported on the Nasdaq National Market for our common stock was $25.56 per share.

SAFE HARBOR STATEMENT

Portions of this annual report, particularly the letter from our Chairman and CEO and statements about future products and expected markets, may contain projections or other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. ViaSat wishes to caution you that there are some factors that could cause actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including but not limited to: ViaSat's ability to perform under existing contracts and obtain additional contracts, ViaSat's ability to develop new products that gain market acceptance, changes in product supply, pricing and customer demand, changes in relationships with, or the financial condition of, key customers or suppliers, manufacturing issues or delays, product design flaws or defects, ViaSat's ability to successfully integrate acquired companies, changes in government regulations, changes in economic conditions globally and in the communications market in particular, increased competition, potential product liability, infringement and other claims, and other factors affecting the communications industry generally. ViaSat refers you to the documents it files from time to time with the Securities and Exchange Commission, specifically the section titled Risk Factors in ViaSat's Forms 10-K and 10-Q. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to put undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

CORPORATE INFORMATION

BOARD OF DIRECTORS
Mark D. Dankberg
Chairman of the Board
CEO, ViaSat, Inc.

Dr. Robert W. Johnson
Independent Director

B. Allen Lay
Independent Director

Dr. Jeffrey M. Nash
Independent Director

John P. Stenbit
Independent Director

Michael B. Targoff
Independent Director

Harvey P. White
Independent Director

CORPORATE OFFICERS
Mark D. Dankberg
Chairman of the Board, CEO

Richard A. Baldridge
President, COO

Robert L. Barrie
Vice President, Operations

H. Stephen Estes
Vice President, Human Resources

Steven R. Hart
Vice President, Engineering and
Chief Technical Officer

Mark J. Miller
Vice President, Chief Technical Officer

Gregory D. Monahan
Vice President, General Counsel and
Secretary of the Board

Ronald G. Wangerin
Vice President, CFO

LISTING
ViaSat, Inc. is listed on the Nasdaq Stock Market
under the trading symbol VSAT.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
750 B Street
Suite 2900
San Diego, California 92101

GENERAL LEGAL COUNSEL
Latham & Watkins
701 B Street
Suite 2100
San Diego, California 92101-8197

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services
2 N. LaSalle Street
Chicago, Illinois 60602

ANNUAL MEETING
Wednesday, October 4, 2006, 8:30 a.m.
ViaSat, Inc.
Carlsbad, California

FORM 10-K
A copy of ViaSat's 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge. The 10-K also can be accessed on the Web at the SEC Edgar site (www.sec.gov/cgi-bin/srch-edgar) or through the ViaSat Web site from the Investor Relations page. To receive a copy by mail please contact:

Investor Relations
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
760-476-2633
ir@viasat.com

ViaSat

CELEBRATING

20

YEARS

1986 – 2006

WWW.VIASAT.COM

6155 El Camino Real
Carlsbad, California 92009